 As filed with the Securities and Exchange Commission on January 22, 1999

                                                 Registration No. 333-67403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                --------------

                         NATIONAL GOLF PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

                  Maryland                                       95-4549193
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                       Identification No.)

                          2951 28th Street, Suite 3001
                         Santa Monica, California 90405
                                 (310) 664-4100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                William C. Regan
                    Vice President--Controller and Treasurer
                         National Golf Properties, Inc.
                          2951 28th Street, Suite 3001
                         Santa Monica, California 90405
                                 (310) 664-4100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             David M. Hernand, Esq.
                                Latham & Watkins
                       633 West Fifth Street, Suite 4000
                         Los Angeles, California 90071
                                 (213) 485-1234

  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                                                       Proposed maximum
                                    Amount to be   Proposed maximum   aggregate offering    Amount of
Title of shares to be registered     registered   price per share(2)       price(3)      registration fee
---------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01
 per share......................    2,800,616(1)        $27.31           $76,484,823        $21,263(4)
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Including an indeterminate number of shares which may be issued by the Registrant with respect to such shares of Common Stock by way of a stock dividend or stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2) Based upon the average of the high and low prices of the shares of Common Stock reported on The New York Stock Exchange on November 12, 1998, pursuant to Rule 457(c) of the Securities Act of 1933.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

(4) $21,263 previously paid with initial filing on November 17, 1998.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying prospectus + +is not complete and may be changed. The selling stockholders may not sell + +these securities until the registration statement filed with the Securities + +and Exchange Commission is effective. The information in this prospectus + +supplement and the accompanying prospectus is not an offer to sell these + +securities and it is not soliciting an offer to buy these securities in any +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 22, 1999

PROSPECTUS SUPPLEMENT
(To prospectus dated January   , 1999)

                                 625,000 Shares

                             [LOGO OF THE COMPANY]

                         National Golf Properties, Inc.
                                  Common Stock
                                  -----------

  This prospectus supplement relates to the offering of 625,000 shares of our common stock by the selling stockholder identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock offered hereby.

  The shares of our common stock are listed on The New York Stock Exchange
under the symbol "TEE." On January   , 1999, the closing sale price for the
shares of our common stock on the NYSE was $     per share.
                                  -----------

                                                       Per Share Total
                                                       --------- -----
     Public Offering Price............................   $       $
     Underwriting Discount............................   $       $
     Proceeds, Before Expenses, to the Selling
      Stockholder.....................................   $       $

  You should consider the risks discussed in "Risk Factors" beginning on page 5 of the accompanying prospectus before you invest in our common stock.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

  This offering will be underwritten on a firm commitment basis. The selling stockholder has granted an option for an additional 93,750 shares of our common stock to the underwriter to fulfill over-allotments that may occur during the offering process.

  We expect that the shares of our common stock will be ready for delivery in
New York, New York on or about January   , 1999.
                                  -----------

                              Merrill Lynch & Co.

          The date of this prospectus supplement is January   , 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                             Prospectus Supplement
The Company...............................................................  S-3
Recent Developments.......................................................  S-5
Summary Historical Financial Data.........................................  S-7
The Offering..............................................................  S-9
Selling Stockholder.......................................................  S-9
Federal Income Tax Considerations.........................................  S-9
Underwriting.............................................................. S-10
Legal Matters............................................................. S-11

                                   Prospectus
The Company...............................................................    3
Risk Factors..............................................................    5
Description of Capital Stock..............................................   13
Partnership Agreement.....................................................   19
Certain Provisions of Maryland Law and the Company's Charter and Bylaws...   26
Federal Income Tax Considerations.........................................   32
Selling Stockholders......................................................   44
Plan of Distribution......................................................   46
Legal Matters.............................................................   47
Experts...................................................................   47
Where You Can Find More Information.......................................   48
Forward-Looking Statements................................................   49

  You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the Underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus, as well as information in documents we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since such dates.

                                  THE COMPANY

  We are a self-administered real estate investment trust ("REIT") and the largest publicly-traded company in the United States specializing in the acquisition and ownership of golf course properties. As a self-administered REIT, our own employees perform our administrative and management functions, rather than our relying on an outside manager for these services.

  As of January 6, 1999, our portfolio consisted of 133 golf courses, geographically diversified among 26 states, with:

     .  22 golf courses in California;

     .  21 in Texas;

     .  13 in Arizona;

     .  six in each of Florida, Ohio and South Carolina;

     .  five in each of Minnesota and Pennsylvania;

     . four in each of Colorado, Georgia, Illinois, Kansas, Nevada, Oregon and Washington;

     .  three in each of New Jersey and Virginia;

     . two in each of Maryland, Missouri, New Mexico, North Carolina, Oklahoma and Tennessee; and

     .  one in each of Idaho, Indiana and Louisiana.

  The distribution of our golf courses reflects our belief that geographic diversification provides stability of income and helps insulate our portfolio of properties from regional economic and climatic influences. Substantially all of our golf courses are located in areas with populations in excess of 250,000 people.

  Our golf courses include facilities such as clubhouses with restaurants, banquet space, locker rooms and retail pro shops, driving ranges, pools, tennis courts and fitness facilities. Services provided at such properties include golf cart rentals, golf and tennis lessons, banquets and tournaments. In order to maintain qualification as a REIT, our income must be derived from certain sources, including rents from real property and generally excluding income from the operation of golf courses. Accordingly, we are generally precluded from operating golf courses and, as a consequence, lease our golf courses to experienced and creditworthy golf course operators. The lessees of such courses pay base rent on each property. In addition, our leases contain a percentage rent feature that enables us to participate in growth in revenues of the golf courses. The leases include strict maintenance standards and require the lessees to pay substantially all operating expenses.

  All but five of our golf courses are currently leased to American Golf Corporation, one of the largest and most experienced operators of golf courses and related facilities in the world. In addition to managing our properties, American Golf currently manages and operates approximately 157 golf courses and related facilities located in 31 states in the United States and the United Kingdom. David G. Price, the Chairman of our Board of Directors, is a significant stockholder and Chairman of the Board of Directors of American Golf, which subjects him to conflicts of interest. See "Risk Factors--The Lessee and Operator of Most of Our Golf Courses and Our Chairman Have Conflicts of Interest that May Adversely Affect Our Business" in the accompanying prospectus.

  Our primary business objective is to maximize stockholder return by acquiring quality golf courses which we then lease to experienced and creditworthy operators. We focus on owning and acquiring golf course properties that have strong cash flow growth potential and expect to hold such properties for long-term investment and capital appreciation. In selecting our operators, we consider factors such as the number of years that the operator has been in operation, the experience of the management team, the number of golf courses currently owned, leased, or managed by the operator, the operator's net worth or ability to provide credit support to our satisfaction, and the operator's ability to maximize the revenues of the golf course and to improve the long-term value of the golf course. Our business and operating strategies include:

     . Increasing income and portfolio value by continuing the strategic expansion of our golf course portfolio through the selective acquisition of golf course properties in urban areas or resort locations that demonstrate potential for significant revenue and cash flow increases. Our expansion activities during the past several years are summarized below:

            . For the period August 18, 1993 to December 31, 1997, we purchased 81 golf courses for an aggregate initial investment of approximately $444.1 million;

            . For the period January 1, 1998 through December 31, 1998, we purchased seven golf courses for an aggregate initial investment of approximately $42.8 million and made one participating mortgage loan of approximately $22.6 million;

            . For the period January 1, 1999 to January 6, 1999, we purchased two golf courses for an aggregate initial investment of approximately $10.4 million;

     . Structuring favorable leases for our properties with golf course operators, under which such operators pay base rent, percentage rent based on revenues and substantially all expenses in connection with the operation of such properties, including real estate taxes, insurance, utilities and services, maintenance and other operating expenses;

     . Working with golf course operators on strategies to increase revenues, which in turn would increase our percentage rents;

     . Working with golf course operators on strategies to improve and enhance golf course holdings through proper maintenance and capital improvements;

     . Monitoring on an ongoing basis the operating performance of our golf courses, compliance by our operators with their lease obligations and other market factors that could affect the financial performance of our courses; and

     . Maintaining a ratio of debt-to-total market capitalization (i.e., total debt as a percentage of the market value of issued and outstanding shares of our common stock, units of preferred partnership interest in National Golf Operating Partnership, L.P. or "preferred units" and interests in National Golf Operating Partnership that are exchangeable for shares of our common stock plus total debt) of 1:2 or less. At September 30, 1998, our total debt constituted approximately 30% of our total market capitalization.

  At January 1, 1999, we had 14 full-time employees, including two regional vice presidents and two directors of business development who are dedicated on a full-time basis to identifying golf courses to be acquired or financed.

  National Golf Properties, Inc. is a Maryland corporation incorporated in 1993. Our executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405, and our telephone number is (310) 664-4100.

                              RECENT DEVELOPMENTS

  Liquidity and Capital Resources. At September 30, 1998, we had approximately $5.9 million in cash and investments, mortgage loans of approximately $24.8 million, mortgage indebtedness of approximately $30.2 million and unsecured indebtedness of approximately $253.1 million. The $283.3 million principal amount of mortgage and unsecured indebtedness bears interest at a weighted average rate of 7.77%. Of our $283.3 million of indebtedness, approximately $206.8 million is fixed rate indebtedness and is payable either quarterly or semi-annually and matures between 1999 and 2008.

  Capital Improvements. We are responsible for capital improvements that we agreed to fund at the time a property is acquired to properly position the property in its market in accordance with the business plan we develop for the property. In addition, we fund certain capital improvement projects subsequently identified by us or our operators that enhance the revenue potential and long-term value of a property. For golf courses acquired through December 31, 1998, we are required under the leases or have committed to pay approximately $21.9 million for various remaining capital improvements. Of such amount, we expect to expend approximately $15.7 million by the end of the year 2000. We believe these improvements will add value to the golf courses and bring the quality of the golf courses up to our expected standards. Any subsequent capital improvements will be the responsibility of the lessees. Upon our funding of the capital improvements, the base rent payable under the leases with respect to these golf courses will be adjusted to reflect, over the term of the leases, our investment in such improvements.

  Acquisitions. For the period January 1, 1998 through December 31, 1998, we purchased seven golf courses for an aggregate initial investment of approximately $42.8 million and made one participating mortgage loan of approximately $22.6 million. We financed these investments with approximately $7.4 million of cash from operations and approximately $58.0 million of advances under our credit facility. For the period January 1, 1999 to January 6, 1999, we purchased two golf courses for an aggregate initial investment of approximately $10.4 million.

  Future acquisitions will be made subject to our investment objectives and policies established to maximize both current income and long-term growth in income. Our liquidity requirements with respect to future acquisitions may be reduced to the extent we issue shares of our common stock or units of common partnership interest in National Golf Operating Partnership or "common units" as consideration for such purchases.

  Proposed Dispositions. We continually monitor the operating performance of our golf courses and other market factors that could affect the value of our golf courses. Since August 1993, we have sold five golf courses. Currently, we have no golf courses under contract to be sold.

  Funds from Operations and Distributions to Stockholders. Funds from operations for the nine months ended September 30, 1998 were $20.92 million compared to $20.93 million for the nine months ended September 30, 1997. In order to maintain our qualification as a REIT for federal income tax purposes, we are required to make certain minimum distributions to our stockholders. The following factors, among others, will affect funds from operations and will influence the decisions of our board of directors regarding distributions to stockholders:

     .  increase in debt service resulting from additional indebtedness;

     .  scheduled increases in base rent under our golf course leases;

     .  any payment to us of percentage rent under our golf course leases;
        and

     . increase in preferred distributions resulting from the issuance of preferred units of limited partnership interest of National Golf Operating Partnership.

  Although we receive most of our rental payments on a monthly basis, we have and intend to continue to pay distributions quarterly. Our distributions to stockholders have been less than the total funds from operations because we are obligated to make certain payments with respect to principal debt and capital improvements. We believe that to continue our growth, funds in excess of distributions, principal reductions and capital improvement expenditures should be invested in assets expected to generate returns on investment to us commensurate with our investment objectives and policies.

  Financing. We currently have a $100 million credit facility, which terminates in April 2002, with a group of four commercial banks. Advances under our credit facility that are outstanding for less than a month bear interest at the prime rate of interest, which was 7.75% at December 31, 1998. Advances under our credit facility that are outstanding for one month or more bear interest at a floating rate equal to LIBOR plus a spread of 1.125%, which will be reduced upon our obtaining specified credit ratings. As of December 31, 1998, we had $78.0 million outstanding under our credit facility, bearing interest at a weighted average rate of 6.48%.

  On June 15, 1998, in anticipation of National Golf Operating Partnership issuing $100 million of fixed-rate, ten-year notes, we caused National Golf Operating Partnership to enter into a $100 million treasury lock swap transaction with a financial institution in order to hedge its exposure to interest rate fluctuations. The treasury lock matures on February 1, 1999. Under this arrangement, National Golf Operating Partnership pays or receives an amount equal to the difference between the treasury lock rate and the market rate on the date of settlement, based on the principal of $100 million. The realized gain or loss on the transaction at the settlement date will be recorded on the balance sheet and amortized to interest expense over the period of the related note. At December 31, 1998, the treasury lock rate was higher than the market rate. Therefore, National Golf Operating Partnership has an unrealized loss of approximately $6.9 million.

  On March 4, 1998, National Golf Operating Partnership completed a private placement of 1,200,000 preferred units to an institutional investor in exchange for a contribution to National Golf Operating Partnership of $60 million. National Golf Operating Partnership used $58 million of the approximately $58.5 million of net proceeds from such private placement to reduce outstanding indebtedness under our credit facility. Also, on April 20, 1998, National Golf Operating Partnership completed a private placement of an additional 300,000 preferred units to the same institutional investor in exchange for a contribution to National Golf Operating Partnership of $15 million. National Golf Operating Partnership used $14.5 million of the approximately
$14.6 million of net proceeds from such private placement to reduce outstanding indebtedness under our credit facility.

                       SUMMARY HISTORICAL FINANCIAL DATA

  We are providing the following financial information to aid you in your analysis of whether to make an investment in our common stock offered by this prospectus supplement. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports and other information that we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 48 of the accompanying prospectus.

  We have derived the financial information included in this table from our consolidated financial statements and our predecessor's (Golf Properties Group) combined financial statements. Historical operating results of Golf Properties Group may not be comparable to our subsequent operating results because (1) our leases with American Golf have materially different terms from the terms of the leases with Golf Properties Group, (2) historical operating revenues and operating expenses include revenues and expenses relating to five courses that were operated by American Golf pursuant to management agreements (under which Golf Properties Group received revenues, bore expenses and paid the operator a fee) rather than leases, and (3) management fee expense reflects consulting services provided by American Golf to Golf Properties Group.

                                                                                                    Golf Properties
                                            National Golf Properties, Inc.                               Group
                          ------------------------------------------------------------------------- ---------------
                          Nine Months Ended
                            September 30,           Year Ended December 31,           Aug. 18, 1993  Jan. 1, 1993
                          ------------------  --------------------------------------     through        through
                            1998      1997      1997      1996      1995      1994    Dec. 31, 1993  Aug. 17, 1993
                          --------  --------  --------  --------  --------  --------  ------------- ---------------
                                                 (in thousands, except per share data)
Statement of Operations
 Data:
 Rent...................  $ 58,079  $ 55,309  $ 74,316  $ 58,898  $ 45,931  $ 36,637     $10,787        $10,678
 Equity in income from
  joint venture.........       287        48       119       --        --        --          --             --
 Gain on sale of
  properties............       --        158       158     1,199     1,893       --          --             --
 Operating..............       --        --        --        --        --        --          --           4,708
 Other income...........       --        --        --        --        --        --           17            499
                          --------  --------  --------  --------  --------  --------     -------        -------
 Total revenues.........    58,366    55,515    74,593    60,097    47,824    36,637      10,804         15,885
                          --------  --------  --------  --------  --------  --------     -------        -------
 Expenses:
 Operating..............       --        --        --        --        --        --          --           3,950
 Management fee.........       --        --        --        --        --        --          --           2,193
 General and
  administrative........     3,760     4,034     5,336     4,734     4,258     4,709       1,374            --
 Depreciation and
  amortization..........    19,861    18,191    24,758    19,124    14,027    10,413       3,384          4,661
                          --------  --------  --------  --------  --------  --------     -------        -------
 Total expenses.........    23,621    22,225    30,094    23,858    18,285    15,122       4,758         10,804
                          --------  --------  --------  --------  --------  --------     -------        -------
 Other income and
  expenses:
 Interest expense.......   (14,922)  (14,241)  (19,810)  (14,067)   (8,793)   (2,212)       (335)        (4,627)
 Interest income........       549       268       364     2,110     4,144     3,459       1,584             24
 Gain on insurance
  proceeds..............       993       --      2,231       --        --        --          --             --
 Other income...........       348       519       521       238       114       194         --             --
                          --------  --------  --------  --------  --------  --------     -------        -------
 Income before provision
  for taxes and minority
  interest..............    21,713    19,836    27,805    24,520    25,004    22,956       7,295            478
 Provision for taxes....      (176)     (165)     (223)     (256)     (352)     (368)       (158)           --
                          --------  --------  --------  --------  --------  --------     -------        -------
 Income before minority
  interest..............    21,537    19,671    27,582    24,264    24,652    22,588       7,137            478
 Minority interest......   (11,228)   (8,554)  (12,003)  (10,852)  (11,366)  (10,712)     (3,317)           --
                          --------  --------  --------  --------  --------  --------     -------        -------
 Net income.............  $ 10,309  $ 11,117  $ 15,579  $ 13,412  $ 13,286  $ 11,876     $ 3,820        $   478
                          ========  ========  ========  ========  ========  ========     =======        =======
 Basic earnings per
  share.................  $   0.83  $   0.90  $   1.26  $   1.19  $   1.25  $   1.12     $  0.36            --
 Weighted average number
  of shares.............    12,491    12,359    12,368    11,317    10,622    10,612      10,603            --
 Diluted earnings per
  share.................  $   0.82  $   0.89  $   1.25  $   1.17  $   1.25  $   1.12     $  0.36            --
 Weighted average number
  of shares.............    12,598    12,505    12,512    11,420    10,643    10,616      10,603            --

                                          National Golf Properties, Inc.
                          --------------------------------------------------------------
                            September 30,                   December 31,
                          ----------------- --------------------------------------------
                            1998     1997     1997     1996     1995     1994     1993
                          -------- -------- -------- -------- -------- -------- --------
Balance Sheet Data:                    (in thousands, except per share data)
 Real estate before
  accumulated
  depreciation..........  $658,655 $563,484 $601,882 $515,794 $362,068 $272,034 $166,410
 Total assets...........   602,594  498,980  535,314  469,945  347,967  275,071  222,739
 Total debt.............   283,330  260,238  299,032  230,590  144,983   66,441   12,666
 Minority interest(1)...   165,950   96,340   96,007   98,551   90,609   92,938   91,091
 Stockholders'
  equity(1).............   131,011  135,136  134,890  137,670  110,298  113,134  110,885
 Cash distributions
  declared per share....      1.30     1.27     1.70     1.66     1.61     1.49     0.51

                                                                                                                 Golf Properties
                                                          National Golf Properties Inc.                               Group
                                       ------------------------------------------------------------------------- ---------------
                                       Nine Months Ended
                                         September 30,           Year Ended December 31,           Aug. 18, 1993  Jan. 1, 1993
                                       ------------------  --------------------------------------     through        through
                                         1998      1997      1997      1996      1995      1994    Dec. 31, 1993  Aug. 17, 1993
                                       --------  --------  --------  --------  --------  --------  ------------- ---------------
                                                                         (in thousands, except property data)
Other Data:
 Company's funds from operations(2)..  $ 20,920  $ 20,932  $ 27,851  $ 23,215  $ 19,641  $ 17,209    $   5,587       $ 5,129
 Cash flows from (used in):
   Operating activities........          46,717    44,272    55,576    44,217    36,383    34,241        9,282         6,649
   Investing activities........         (72,461)  (55,670)  (94,408)  (68,481)  (76,019)  (32,003)    (106,728)       (8,763)
   Financing activities........          28,648     3,178    29,306    28,399    42,639       (52)      99,346         1,188
 Number of courses.............             130       120       123       114        81        71           51            47
 Number of locations...........             116       109       112       104        72        63           46            42

-------
(1) Minority interest and stockholders' equity have been restated to reflect an accounting allocation for reporting purposes from additional paid in capital to minority interest for National Golf Operating Partnership limited partners' interest in the net assets of National Golf Properties after giving effect to their exchange rights of common units into shares of our common stock. Generally accepted accounting principles require the reporting of such exchange rights "as if converted." This reallocation had no effect on earnings per share or results of operations or allocations of net income to the general partner and limited partners of National Golf Operating Partnership. The reallocation at December 31, 1997, 1996, 1995, 1994 and 1993 was approximately $78.1 million, $77.7 million, $67.6 million, $70.0 million, and $71.1 million, respectively.

(2) We believe that to facilitate a clear understanding of the historical consolidated and combined operating results, funds from operations should be examined in conjunction with net income. Funds from operations is considered by us as an appropriate measure of the performance of an equity REIT because it is predicated on cash flow analyses, which we believe is more reflective of the value of real estate companies such as us rather than a measure predicated on generally accepted accounting principles which gives effect to non-cash expenditures such as depreciation. Funds from operations is generally defined as net income (loss) plus certain non-cash items, primarily depreciation and amortization. Funds from operations should not be considered as an alternative to net income as an indication of our performance or as an alternative to cash flow, as defined by generally accepted accounting principles, as a measure of liquidity. The funds from operations presented may not be comparable to funds from operations for other REITs. The following table summarizes our funds from operations for the nine months ended September 30, 1998 and 1997, the years ended December 31, 1997, 1996, 1995 and 1994, and the period August 18, 1993 through December 31, 1993, and Golf Properties Group's funds from operations for the period January 1, 1993 through August 17, 1993.

                                                                                                  Golf Properties
                                           National Golf Properties, Inc.                              Group
                          ----------------------------------------------------------------------- ---------------
                          Nine Months  Ended
                             September 30,          Year Ended December 31,         Aug. 18, 1993  Jan. 1, 1993
                          --------------------  ----------------------------------     through        through
                            1998       1997      1997     1996     1995     1994    Dec. 31, 1993  Aug. 17, 1993
                          ---------  ---------  -------  -------  -------  -------  ------------- ---------------
                                                           (in thousands)
Net income..............  $  10,309  $  11,117  $15,579  $13,412  $13,286  $11,876     $ 3,820        $  478
Distributions--Preferred
 Units..................     (3,297)       --       --       --       --       --          --            --
Minority interest.......     11,228      8,554   12,003   10,852   11,366   10,712       3,317            --
Depreciation and
 amortization...........     20,156     18,194   24,883   19,124   14,027   10,413       3,384         4,661
Gain on insurance
 proceeds...............        --         --    (2,231)     --       --       --          --            --
Gain on condemnation of
 property...............       (993)       --       --       --       --       --          --            --
Gain on sale of
 properties.............        --        (158)    (158)  (1,199)  (1,893)     --          --            --
Excess land sales.......       (342)      (448)    (469)     --       --       --          --            --
Write off of option
 payable................        --         --       --       --      (101)     --          --            --
Discount on payoff of
 note payable...........        --         --       --       --       --      (175)        --            --
Amortization--loan
 costs..................       (178)      (165)    (227)    (147)    (195)     (66)        (78)          (10)
Depreciation--
 corporate..............        (52)       (53)     (69)     (47)     (43)     (31)         (3)          --
                          ---------  ---------  -------  -------  -------  -------     -------        ------
Funds from operations...     36,831     37,041  $49,311  $41,995  $36,447  $32,729     $10,440        $5,129
Company's share of funds
 from operations........       56.8%     56.51%   56.48%   55.28%   53.89%   52.58%      53.52%          100%
                          ---------  ---------  -------  -------  -------  -------     -------        ------
Company's funds from
 operations.............  $  20,920  $  20,932  $27,851  $23,215  $19,641  $17,209     $ 5,587        $5,129
                          =========  =========  =======  =======  =======  =======     =======        ======

                                  THE OFFERING

     Common Stock Offered by the Selling
      Stockholder.............................. 625,000 shares
     Common Stock to be Outstanding after the
      Offering................................. 13,149,745 shares
     Use of Proceeds........................... For the account of the selling stockholder
     New York Stock Exchange Symbol............ TEE

                              SELLING STOCKHOLDER

  Oaks Christian High School, a non-profit organization and the "selling stockholder," received 1,250,000 common units in separate contributions from David G. Price and Dallas P. Price on July 9, 1998. The selling stockholder intends to effect an exchange of common units for common stock prior to consummating the sale of shares of our common stock offered in this prospectus supplement.

  The proceeds from the sale of the shares of our common stock offered in this prospectus supplement are solely for the account of the selling stockholder. Accordingly, we will not receive any of such proceeds.

                       FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of material federal income tax consequences applicable to distributions to shareholders, our election to be taxed as a REIT and the acquisition, ownership and sale or other disposition of shares of our common stock, see "Federal Income Tax Considerations" in the accompanying prospectus.

  As a condition to the closing of the offering of our common stock in this prospectus supplement, Latham & Watkins, Los Angeles, California will render an opinion to us to the effect that commencing with our taxable year ended December 31, 1993, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Latham & Watkins will be based on various assumptions and representations to be made by us as to factual matters, including representations set forth in this prospectus supplement, the accompanying prospectus and certificates provided by our officers, and that Latham & Watkins undertakes no obligation to update its opinion subsequent to its date. Moreover, our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests related to actual annual operating results, asset diversification, distribution levels and diversity of stock ownership imposed under the Code, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, we can give no assurance that the actual results of our operation for any particular taxable year will satisfy such requirements. See "Federal Income Tax Considerations--Failure to Qualify" in the accompanying prospectus. Further, the anticipated income tax treatment described in the accompanying prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement among National Golf Properties, the selling stockholder and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), the selling stockholder has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the selling stockholder, 625,000 shares of our common stock.

  Our shares of common stock are being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of our common stock will be made in New York, New York,
on or about January    , 1999.

  In the purchase agreement the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of our common stock being sold pursuant to such agreement if any of the shares of our common stock being sold pursuant to such agreement are purchased.

  The shares of our common stock offered hereby may be sold by the Underwriter from time to time to purchasers in one or more transactions (which may involve block transactions) on The New York Stock Exchange or on other national securities exchanges on which our common stock is traded, in the over-the-counter market, in negotiated transactions, in a combination of such methods or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the price received by the Underwriter upon the sale of shares of our common stock exceeds the price at which it buys shares of our common stock (set forth on the cover page of this prospectus supplement), such difference shall represent the Underwriter's commission. The Underwriter may effect such transactions by selling shares of our common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such shares of our common stock for whom they may act as agents or to whom they may sell as principal.

  The Underwriter has advised the selling stockholder and us that it proposes initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $
per share of our common stock. The Underwriter may allow, and such dealers may
reallow, a discount not in excess of $      per share of our common stock on
sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

  The selling stockholder has granted an option to the Underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase from the selling stockholder up to an aggregate of 93,750 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The Underwriter may exercise this option solely to cover over-allotments, if any, made on the sale of shares of our common stock offered hereby.

  We and our executive officers and directors and certain of our stockholders have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of the Underwriter for a period of 30 days after the date of this prospectus supplement.

  The shares of our common stock are listed on The New York Stock Exchange under the symbol "TEE."

  We and the selling stockholder have agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

  The following table shows the public offering price of our common stock and the underwriting discount the selling stockholder will pay the Underwriter. The amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase 93,750 additional shares of our common stock from the selling stockholder.

                                                Per      Total         Total
                                               Share Without Option With Option
                                               ----- -------------- -----------
     Public Offering Price.................... $         $             $
     Underwriting Discount.................... $         $             $

  We expect to incur expenses of approximately $        in connection with this
offering. We estimate these expenses to include printing costs of $          ,
legal fees of $            , accounting fees of $         , and miscellaneous
expenses of $          .

  Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase our common stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

  If the Underwriter creates a short position in our common stock in connection with the Offering, i.e., if it sells more shares of our common stock than are set forth on the cover page of this prospectus supplement, the Underwriter may reduce that short position by purchasing our common stock in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

  Neither we nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriter has from time to time provided investment banking financial advisory services to us and our affiliates, for which it has received customary compensation, and may continue to do so in the future.

                                 LEGAL MATTERS

  The validity of our common stock and certain matters of Maryland law will be passed upon for National Golf Properties by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Latham & Watkins, Los Angeles, California will pass upon certain other matters for National Golf Properties. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California will pass upon certain matters relating to this offering for the Underwriter. Certain tax matters described under "Federal Income Tax Considerations" will be passed upon for National Golf Properties by Latham & Watkins, Los Angeles, California.

               SUBJECT TO COMPLETION, DATED JANUARY 22, 1999

PROSPECTUS

                         National Golf Properties, Inc.

                                2,800,616 Shares

                                  Common Stock

                               ----------------

  This prospectus relates to the possible offer and sale from time to time of up to 2,800,616 shares of common stock of National Golf Properties by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholders.

  The selling stockholders currently own units of common partnership interest in National Golf Operating Partnership, L.P. Such units were issued in connection with the formation of our company in August 1993 and in connection with National Golf Operating Partnership's acquisition of certain golf course properties held under option since 1993.

  Pursuant to the partnership agreement for National Golf Operating Partnership, each selling stockholder has the right to require us to acquire some or all of the units that such selling stockholder owns in exchange for shares of our common stock or, at the option of the selling stockholder, cash. The selling stockholders are subject to limitations on the number of units that can be exchanged for shares of common stock in a twelve-month period as well as other ownership limits imposed by our charter in order to maintain our status as a real estate investment trust. The 2,800,616 shares of common stock referred to in this prospectus are shares that we may issue to the selling stockholders in exchange for their units.

  We are registering the offer and sale of these shares pursuant to our contractual obligations in order to provide the selling stockholders with freely tradable securities, but the registration of such shares does not necessarily mean that all of the shares will be issued in satisfaction of the selling stockholders' exchange rights or that any of the shares will be offered or sold by the selling stockholders.

  Our shares of common stock are traded on The New York Stock Exchange under the symbol "TEE." On January , 1999, the closing sale price of our common stock on the NYSE was $ .

 You should consider the risks discussed in "Risk Factors" beginning on page 5, before you invest in our common stock.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

              The date of this prospectus is January   , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
   The Company...........................................................   3
   Risk Factors..........................................................   5
   Description of Capital Stock..........................................  13
   Partnership Agreement.................................................  19
   Certain Provisions of Maryland Law and the Company's Charter and
    Bylaws...............................................................  26
   Federal Income Tax Considerations.....................................  32
   Selling Stockholders..................................................  44
   Plan of Distribution..................................................  46
   Legal Matters.........................................................  47
   Experts...............................................................  47
   Where You Can Find More Information...................................  48
   Forward-Looking Statements............................................  49

  You should rely only on the information contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or the accompanying prospectus supplement, as well as information in documents we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since such dates.

                                  THE COMPANY

  We are a self-administered real estate investment trust ("REIT") and the largest publicly-traded company in the United States specializing in the acquisition and ownership of golf course properties. As of January 6, 1999, our portfolio consists of 133 golf courses, which courses are geographically diversified among 26 states. As a self-administered REIT, our own employees perform our administrative and management functions, rather than our relying on an outside manager for these services.

  We lease our golf courses to experienced and creditworthy operators under long-term triple net leases. In selecting our lessees, we consider factors such as the number of years that the company has been in operation, the experience of the management team, the number of golf courses currently owned, leased or managed by the lessee, the lessee's net worth or ability to provide credit support to our satisfaction, and the lessee's ability to maximize the revenues of the golf course and to improve the long-term value of the golf course. The lessees of such courses pay base rent on each property. In addition, our leases contain a percentage rent feature that enables us to participate in growth in revenues of the golf courses. The leases include strict maintenance standards, and as triple net leases, require the lessees to pay all real and personal property taxes, utility costs, insurance costs, irrigation costs, maintenance costs and other operating expenses.

  National Golf Operating Partnership holds substantially all of our assets and conducts all of our operations. Six of our golf course properties are owned by partnerships in which National Golf Operating Partnership acts as managing general partner and owns at least a 50% interest. Our interest in one of our golf courses consists of a participating mortgage loan held by National Golf Operating Partnership, which is collateralized by a mortgage on the golf course. With the exception of this participating mortgage loan, all of our investments in golf courses consist of direct or indirect ownership of golf course properties. We are the sole general partner of National Golf Operating Partnership, and we currently own 58.5% of its units of common partnership interest. The limited partners in National Golf Operating Partnership are individuals, partnerships and others who have contributed their properties in exchange for common units or who have contributed cash in exchange for units of preferred partnership interest.

  The following diagram depicts the structure of National Golf Properties, National Golf Operating Partnership, Royal Golf, L.P. II and Pumpkin Ridge Joint Venture as of January 6, 1999:

                                             National Golf Properties, Inc.
                                          .  91.7% owned by public stockholders
                                          .  2.8% owned by David G. Price
                                          .  5.5% owned by employees of
                                                  National Golf Properties and
                                                  American Golf Corporation
                                                           |                                                       4 Golf Courses
                                                           |____________________________________________________ . 100% owned by
                                                           |                                                        National Golf
                                                           |                                                         Properties
                                             National Golf Operating Partnership, L.P.                                          |
                                          .  58.5% owned by National Golf                                                       |
                                                  Properties, the managing general                                              |
                                                  partner of National Golf Operating                                            |
                                                  Partnership                                                                   |
                                          .  17% owned by David G. Price                                                        |
                                          .  24.5% owned by limited partners                                                    |
                                                           |                                                                    |
             _____________________________________________ |___________________________________________                         |
             |                                             |                                          |                         |
             |                                    Royal Golf, L.P. II                         Pumpkin Ridge Joint Venture*      |
             |                                                                                                                  |
             |                            .  89% owned by National Golf Operating          .  50% owned by National Golf        |
             |                                   Partnership, the managing                        Operating Partnership         |
             |                                   general partner of Royal Golf             .  50% owned by two other general    |
             |                            .  11% owned by a limited partner                           partners                  |
       ________________________________________________________              |                                    |             |
       |                |                |                    |              |                                    |             |
3 Golf Courses    1 Golf Course    1 Golf Course      118 Golf Courses**    4 Golf Courses                   2 Golf Courses     |
 . 100% owned by   . 100% owned by  . 100% owned by    . 100% owned by       . 100% owned by                  . 100% owned by    |
   National Golf     National Golf    National Golf      National Golf         Royal Golf                        Pumpkin        |
   Operating         Operating        Operating          Operating                                                Ridge         |
   Partnership       Partnership      Partnership        Partnership                                                            |
      |                  |               |                 |                        |                              |            |
      |                  |               |                 |                        |                              |            |
      |                  |               |                 _________________________________________________________            |
      |                  |               |                                                          |                           |
      |                  |               |                                                          |                           |
   Cobblestone       The Links       Evergreen Alliance                                       American Golf ____________________|
 Golf Group, Inc.    Group, Inc.       Golf Limited                                            Corporation

    (Lessee)         (Lessee)            (Lessee)                                               (Lessee)


--------

* We account for our investment in Pumpkin Ridge under the equity method of accounting.

** One golf course not owned by National Golf Operating Partnership. National
   Golf Operating Partnership has a participating mortgage.

  National Golf Properties, Inc. is a Maryland corporation founded in 1993 by David G. Price, our Chairman of the Board of Directors. Our executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405, and our telephone number is (310) 664-4100.

                                  RISK FACTORS

  Set forth below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus or in an accompanying prospectus supplement, you should carefully consider the following factors before acquiring shares of common stock offered hereby.

The Lessee and Operator of Most of Our Golf Courses and Our Chairman Have Conflicts of Interest that May Adversely Affect Our Business.

 American Golf Manages Other Golf Courses Located in the Same Geographic Area as Our Golf Courses and These Courses May Compete With Our Courses.

  American Golf Corporation is a golf course management company that is responsible for operating 128 of our golf course properties, including one golf course securing a participating mortgage loan. American Golf and its subsidiaries also currently manage and operate more than 157 other golf courses and related facilities located in 31 states and the United Kingdom. Some of the other golf courses and related facilities operated by American Golf are located in the same geographic areas as our golf properties and may compete with them. American Golf does not, however, compete with us for the acquisition of golf courses and does not own any of the golf courses that it manages.

 David G. Price's Role as Chairman of the Board of Directors of American Golf Subjects Him to Conflicts of Interest.

  David G. Price is Chairman of the Board of Directors of American Golf and owns 35.6% of its common stock. Mr. Price also is Chairman of our Board of Directors and beneficially owns 2.8% of our outstanding common stock and common units exchangeable for an additional 22.3% of our common stock. As a result of his position and ownership in both companies, Mr. Price is subject to conflicts of interest that could influence Mr. Price to make decisions in his capacity as our Chairman which are more favorable to American Golf than would be the case if Mr. Price had no interest in American Golf. No limitations exist on the operation of any competitive golf courses and related facilities by American Golf or other affiliates of Mr. Price.

 David G. Price May Have Conflicts of Interest With Us in Connection With His Ownership Interest in Golf Enterprises, Inc.


  Other transactions involving National Golf Properties and Mr. Price also may give rise to conflicts of interest, including conflicts relating to selection of operators for golf courses acquired in the future. Mr. Price currently owns 50% of Golf Enterprises, Inc., which is the lessee of 21 golf courses owned by various third parties. All of the courses leased by Golf Enterprises are managed by American Golf. Mr. Price acquired Golf Enterprises in connection with our purchase of 20 golf courses from Golf Enterprises in July 1996. There are no restrictions on Mr. Price or his affiliates, including Golf Enterprises, from leasing additional golf courses in the future.

Loss of Our REIT Status Would Have Significant Adverse Consequences to Us and the Value of Our Stock.

  We currently operate and have operated since 1993 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code").

  If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you for each of the years involved because:

  . we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

^^. we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

^^. unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

  All distributions to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits, In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and subject to limitations described in the Code, corporate distributees may be eligible for the dividends received deduction.

  As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

  Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") is greater in the case of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 95% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although our management believes that National Golf Properties is organized and operates in such manner, no assurance can be given that we will continue to be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT for tax purposes.

To Maintain Our REIT Status, We May be Forced to Borrow Funds on a Short-Term Basis During Unfavorable Market Conditions.

  In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions were not generally favorable for these borrowings. To qualify as a REIT, we generally must distribute to our stockholders at least 95% of our net taxable income each year, excluding capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

We Rely Heavily on the Rental Payments We Receive From American Golf for Our Revenues and Ability to Make Distributions.

  Our revenues and ability to pay distributions are largely dependent on rental payments we receive from American Golf under long-term leases relating to our golf courses. We cannot be sure that American Golf will have sufficient assets or income in the future to satisfy its lease obligations to us or that American Golf will elect to renew any of such leases upon the expiration of their initial terms, which range between 15 and

20 years. Our income and cash flow consist primarily of rental income from our golf courses. American Golf is the lessee of all but five of our golf courses and related facilities. The terms of the leases for our existing golf courses require American Golf to make monthly minimum rental payments for each of our golf courses and additional quarterly payments calculated as a percentage of the revenues of each such golf course. Our ability to increase distributions in the future will be dependent, in part, on the growth of percentage rent payments under the leases, which in turn will depend on the success of American Golf in increasing the revenues of our golf courses. Percentage rent payments equal a percentage of the revenues of our golf courses, payable to the extent that such percentage exceeds the base rent that lessees pay to us.

Investors in Our Company Are Subject to the Risks Applicable to Real Estate Investments Generally.

  Investments in golf courses and related properties are subject to risks typically associated with investments in real estate. Such risks include the possibility that golf courses and any associated properties will generate total revenue lower than those anticipated or will yield returns lower than those available through investment in comparable real estate or other investments. If our properties do not generate income sufficient to meet operating expenses, including capital expenditures, of National Golf Properties and National Golf Operating Partnership, our ability to pay distributions to our stockholders, could be adversely affected.

  Revenue from golf courses and yields from investments in such properties may be affected by many factors, including:

  .    changes in government regulations;

  .general or local economic conditions;

  .the available local supply of golf courses;

  .a decrease in the number of people playing golf; and

  .adverse weather conditions.

  The value of golf course properties to the owners of such properties or prospective buyers can fluctuate significantly based on these factors as well as factors relating to how such properties are operated, including an owner's or buyer's debt structure, ability to operate and method of operating courses and the owner's or buyer's desired rate of return on its investment in such properties. We generally expect that our results of operations may be adversely affected as a function of reduced payments of percentage rent in the first and fourth quarters of each year due to adverse weather conditions and the scheduled closure of the golf courses located in harsh winter climates.

 A Drought or Water Shortage Could Adversely Effect the Value of Our Golf
Courses.

  One factor specifically affecting real estate investments in golf courses is the availability of water. The ability of an owner of a golf course to irrigate such course could be adversely impacted due to a drought or other water shortage. If the quantity of irrigation water were reduced as a result of a drought or other water shortage, the available water would be used first on selected areas of the affected golf course such as tees and greens and then on remaining areas of the golf course. A severe drought of extensive duration experienced in regard to a large number of properties could adversely affect the operator of such properties and, accordingly, adversely affect the rental revenue received by the owners of such properties and, consequently, the amount of percentage rents received by us. About half of our golf courses are located in "sun-belt" states, which, because of their warmer climates, are more likely to experience drought and water shortages.

  Any golf course is subject to water shortages depending upon weather patterns and drought conditions in the particular area. Other factors include the source of irrigation water and any limitations, restrictions or regulations imposed on or affecting such water rights. We work closely with the operators of our courses to obtain acceptable water rights for each golf course depending upon the available rights and costs for such water rights. In addition, each operator has in place a water rationing or allocation program in order to address water shortage or drought situations. We believe that each of our courses has access to adequate water rights to keep the property operating during drought conditions.

 Our Ability to Vary Our Portfolio is Limited Because Real Estate Investments are Illiquid.

  Equity investments in real estate are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changed conditions will be limited. Our Board of Directors may establish limitations as it deems appropriate from time to time, but currently does not limit the number of properties in which we may seek to invest or on the concentration of investments in any one geographic region. While we are authorized to invest in various types of income-producing real properties, our current strategy concentrates on acquiring golf courses and related facilities. Consequently, we will continue to be subject to the risks associated with investments in a single industry.

 We May be Exposed to Costs Related to Environmental Remediation.

  We are subject to various federal, state and local laws, ordinances and regulations that make property owners or operators liable for the costs of removal or remediation of certain hazardous substances released on in its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of hazardous substances on our properties or our failure to properly remediate such substances may adversely affect our ability to sell, rent or borrow against such contaminated property.

  We have not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of our properties, and we are not aware of any environmental condition with respect to any of our properties that is likely to be material. All of our golf courses have been subjected to a preliminary environmental investigation. Such investigation generally involves an examination of public records for ownership, use and current permitting status, site visits, visual inspections for indications of contamination or potential contamination and interviews with the on-site managers. Such inspection generally does not involve invasive procedures, such as soil sampling or ground water analysis. As a result, there can be no assurance that the environmental studies of our properties would have revealed all environmental conditions, liabilities or compliance concerns. Also, environmental conditions, liabilities or compliance concerns may have arisen at a property after the related review was completed. Although all of our lease agreements provide that the lessees will indemnify us for certain potential environmental liabilities at the golf courses, there can be no assurance that the indemnification provided by such leases would be sufficient to satisfy all environmental liabilities.

 If an Uninsured Loss Occurs, We Could Lose Both Our Invested Capital in and Projected Profits From a Property.

  Our tenants are required to carry comprehensive liability, fire, flood (for certain courses) and extended coverage on all of our properties. We believe that the policy specifications and insured limits are customary for similar properties and all of our existing golf courses are insured in accordance with industry standards. There are, however, certain types of losses (generally of a catastrophic nature, such as those caused by wars or earthquakes) which may be either uninsurable or not economically insurable. Should an uninsured loss occur, we could lose both our invested capital in and anticipated profits from a property.


Shares Available For Future Sale Could Have Adverse Effects on the Market Price of Common Stock.

  If we or the holders of our common stock sell a substantial number of shares in a short period, particularly if the volume of sales are higher than usual, then the price of our common stock may be lower in order to generate sufficient demand for the number of shares being sold. Investors' expectations of significant sales of this kind could depress the market price of our common stock.

  Sales of unusually large numbers of shares could occur under several circumstances. First, when we formed National Golf Operating Partnership, the partnership issued 8,685,985 common units to the persons and entities that contributed properties to the partnership. In 1996, we issued an additional 61,339 common units upon National Golf Operating Partnership's acquisition of four golf courses held under option since 1993. Holders of all of these common units have the right to exchange the units for our common stock, subject to limitations in our charter on owning our capital stock which are necessary to maintain our REIT status. If that occurs, those holders would likely elect to sell the shares they receive. We have agreed to register with the SEC to facilitate these sales in the public markets. Any sales which occur pursuant to this prospectus would be within this category.

  Second, if any of the holders of common units exercise their rights to receive cash in exchange for their units, we may need to issue shares to raise that cash. These issuances would likely be made in the public markets.

  Third, if holders of the Series A Preferred Units exchange the Series A Preferred Units for Series A Preferred Stock, those shares may be sold in high volume on the open market. We have agreed to register with the SEC to facilitate those sales.

  Finally, we may also issue additional shares of our common or preferred stock to raise funds to acquire additional assets or pay operating expenses, capital expenditures and debt service.




Limitations in Our Charter and Bylaws and in the Partnership Agreement for National Golf Operating Partnership May Adversely Effect Your Ownership of Shares and the Opportunity for a Change in Control.

 Limitations on Ownership of Common Stock.

  Actual or constructive ownership of shares of our common stock and/or Series A Preferred Stock in excess of the limits described below would cause the violative transfer or ownership to be void or cause such shares to be transferred to a charitable trust and then sold to a person or entity who can own such shares without violating such limits. As a result, if a violative transfer were made, the stockholder would not acquire any economic or voting rights attributable to such capital stock.

  To maintain our qualification as a REIT, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). For the purpose of preserving our tax status as a REIT, our charter prohibits actual or constructive ownership of more than 9.8%, by number or value, whichever is more restrictive, of the outstanding common stock by any person (the "Ownership Limit"), and prohibits actual or constructive ownership of the outstanding shares of Series A Preferred Stock (as defined below) by any single stockholder so that no such stockholder, taking into account their ownership of any other capital stock of National Golf Properties, may own in excess of 9.8%, by value, of the outstanding shares of our capital stock.

  The constructive ownership rules are complex and may cause shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of our common stock, or the acquisition of less than 9.8%, by value, of the outstanding shares of our common stock and Series A Preferred Stock (or the acquisition of an interest in an entity which owns shares of common stock or Series A Preferred Stock), by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding shares of common stock or our capital stock, and thus subject such shares of common stock to the Ownership Limit or such shares of Series A Preferred Stock to the ownership limit relating to the Series A Preferred Stock. In light of the substantial ownership of our shares by members of the Price family, stockholders should pay special attention to these rules before investing in other companies affiliated with such family members.

 Limitations in Our Charter and Bylaws Could Prevent a Change in Control.

  Certain provisions of our charter and bylaws and Sections 3-602 and 3-702 of the Maryland General Corporation Law, to which we are subject, could have the effect of delaying, deferring or preventing a change in control of National Golf Properties or the removal of existing management. As a result, such provisions could prevent our stockholders from being paid a premium over the then-prevailing market price for their shares of common stock. In addition to the Ownership Limit, our charter and bylaws:

  .provide for a staggered board of directors;

  .authorize our board of directors to issue preferred stock without stockholder approval;

  .grant our board of directors authority to amend our bylaws; and

  . require approval by a majority of our board of directors of any transaction involving a change of control of National Golf Properties and amendments to our charter and bylaws.

  The consent of the holders of two-thirds of the outstanding shares of our Series A Preferred stock, if any, also would be required if we merge, consolidate or sell substantially all of our assets and the rights, preferences and privileges of the Series A Preferred Stock would be materially and adversely affected by that transaction.

 Consent of Limited Partners Holding Common Units is Required for Certain Transactions.

  The consent of the holders of a majority of common units held by limited partners also is required for the National Golf Operating Partnership:

  .to dissolve;

  .to sell or transfer substantially all of its assets; or

  . to effect any merger, consolidation, reorganization or business combination which results in all outstanding partnership interests being disposed of for cash, debt or other securities of another entity.

  Each of David G. Price and Dallas P. Price (Mr. Price's former wife) may be deemed to control 41% of the outstanding common units held by limited partners and, therefore, has the ability to significantly influence any decision to effect such a disposition.

 We Could Change Our Investment and Financing Policies Without a Vote of Stockholders.

  Subject to our fundamental investment policy to maintain our qualifications as a REIT, our board of directors will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution and operating policies. Although our board of directors has no present intention to revise or amend these strategies and policies, it may do so at any time without a vote by stockholders. Accordingly, stockholders' control over changes in our strategies and policies is limited to the election of directors, and changes made by our board of directors may not serve the interests of our stockholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to stockholders or qualify as a REIT.


 If We Issue Additional Equity Securities, Your Investment Will be Diluted.

  We may issue additional shares of our common stock or preferred stock from time to time to raise funds to acquire additional properties or pay operational expenses. Existing stockholders will have no preemptive rights to acquire any additional securities issued by us and any issuance of additional equity securities could result in dilution of an existing stockholder's investment.

 We Have Staggered Elections for Members of our Board of Directors.

  A staggered board could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. Our board of directors is divided into three classes serving staggered three-year terms. Directors for each class are chosen for a three-year term upon expiration of the then current term. The classified director provisions may make the replacement of incumbent directors more time consuming and difficult.

 Because We Have Three Classes of Directors, a Director Cannot be Removed by our Stockholders Without Cause.

  Under Maryland law, unless the charter provides otherwise, the stockholders may remove any director with or without cause by a majority vote of all outstanding shares entitled to be cast for the election of directors. However, if directors have been divided into classes, a director may not be removed without cause. Our charter provides for three classes of directors and, accordingly, such directors may not be removed without cause. Consequently, our stockholders may encounter difficulty in changing the composition of our board of directors.

Certain Directors and Significant Stockholders Have Great Influence Over the Company.

 David G. Price is a Significant Stockholder and Has the Ability to Designate One Less than a Majority of Our Board of Directors.

  In addition to serving as Chairman of our board of directors, David G. Price may be deemed to beneficially own approximately 2.8% of the outstanding shares of common stock and common units exchangeable for an additional 22.3% of the outstanding shares of common stock, subject to the Ownership Limit and restrictions on the number of common units that can be exchanged in a twelve-month period. We have entered into a Director Designation Agreement with Mr. Price pursuant to which Mr. Price and his family have the right to designate for nomination or to fill any vacancies on our board of directors one less than a majority of our board of directors. Mr. Price will hold such rights so long as he or members of his family (1) continue to serve as directors or executive officers of National Golf Properties and (2) together beneficially own at least 20% of the outstanding shares of our common stock including for these purposes shares issuable upon exchange of Mr. Price's common units for shares of common stock without regard to the Ownership Limit and other limitations on the number of common units that can be exchanged in a twelve-month period. Accordingly, Mr. Price has substantial influence over the composition of our board of directors and on the outcome of any matters submitted to our stockholders for approval.

 Transactions Involving National Golf Properties and Affiliates of Mr. Price Require the Approval of the Independent Committee.

  Transactions involving National Golf Properties and affiliates of Mr. Price, such as negotiation and enforcement of leases, the selection of operators for acquired golf courses and consideration of our right of first refusal to acquire common units upon transfer by limited partners, require the approval of the Independent Committee of our board of directors. Our board of directors consists of seven directors, three of whom are David G. Price, the Chairman of our Board of Directors, James M. Stanich, the President of National Golf Properties, and Edward R. Sause, the Executive Vice President--Finance & Corporate Services of American Golf. The remaining four directors are unaffiliated with Mr. Price and constitute the Independent Committee. Three of the independent directors were nominated and approved at the time of our initial public offering by Mr. Price and the other initial directors that formed our company in 1993, and one of the independent directors was elected on July 20, 1994. To our knowledge, the members of the Independent Committee have no relationship with Mr. Price.

We Could be Adversely Affected if Our Year 2000 Problems are Significant.

  Many of the world's computers, computer software and other equipment currently identify years in a two digit format, instead of a four digit format. These systems, software and equipment will be unable to properly interpret dates beyond the year 1999, which could lead to disruptions in our operations. This problem is commonly referred to as the Year 2000 issue.

  We have identified Year 2000 risk in the following three areas:

  . Our Computer Hardware and Software Might Not Be Completely Year 2000 Compliant. We have replaced all of our personal computers and most of our software with computers and software that are Year 2000 compliant. We plan to install the remaining software by the end of the second quarter of 1999. We also have replaced our computer servers and plan to upgrade our computer software by the end of the second quarter of 1999. We have spent approximately $63,000 to replace such computer equipment through January 1, 1999 and anticipate spending an additional $37,000 before the end of 1999 on additional replacement equipment and software upgrades. We have determined that most of the other office equipment that we use also is Year 2000 compliant. This has been confirmed in writing with third party vendors. We will continue to conduct ongoing testing of our computers, software and other equipment which has not yet been tested or replaced to ensure Year 2000 compliance.

  . Tenants' Computer Hardware and Software Might Not Be Completely Year 2000 Compliant. We have identified key tenants that we believe could have a material impact on our operations if those tenants are not Year 2000 compliant. We are monitoring our largest tenant, American Golf, and have had preliminary discussions with the other tenants about their Year 2000 compliance. American Golf has informed us that its Year 2000 compliance project is progressing as planned and is expected to be completed by September 1999. We will send written requests to our tenants to determine their Year 2000 compliance during 1999.

  . Third-Party Service Providers Might Not Be Completely Year 2000 Compliant. We have had preliminary discussions with some of our service providers. We will send written requests to our key service providers to determine their Year 2000 compliance during 1999.

  We do not currently have a comprehensive contingency plan for the Year 2000 problem. However, we intend to establish such a plan during 1999 as part of our ongoing Year 2000 compliance effort.

  Despite our efforts to identify and resolve Year 2000 compliance problems, we cannot guarantee that all of our systems will be Year 2000 compliant or that other companies on which we rely will be timely converted. As a result, our operations could be interrupted or otherwise adversely affected. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our business operations. Such failures could have a material adverse effect on our financial condition and results of operations. However, we believe that, at worst, we might cease receiving percentage rents on a temporary basis. This would result from our tenants having to use a manual system to prepare their accounting records and, as a consequence, it would take additional time for our tenants to gather financial performance information from our golf courses and calculate the percentage rent amounts. This temporary reduction in rent revenue could cause price fluctuations in our common stock.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary of the terms of our capital stock does not purport to be complete and is qualified by the Maryland General Corporation Law and our charter and bylaws (copies of which are attached as exhibits to our Current Report on Form 8-K dated August 31, 1995). See "Where You Can Find More Information" on page 48.

General

  Our charter authorizes us to issue up to 40,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of January 1, 1999, we have 12,519,745 shares of common stock issued and outstanding. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. As of January 1, 1999, our board of directors has designated and reserved for issuance 1,500,000 shares of Series A Preferred Stock, none of which have been issued.

Common Stock

  Holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Except as otherwise required by law or provided in the provisions of our charter regarding the ownership of shares of common stock in excess of the Ownership Limit and similar limitations imposed with respect to preferred stock and in resolutions adopted by our board of directors designating the rights and preferences of the Series A Preferred Stock and any other series of preferred stock, the holders of shares of common stock exclusively possess all voting power. Holders of common stock have no cumulative voting rights in the election of directors. Subject to any preferential rights of the Series A Preferred Stock and any other outstanding series of preferred stock and to the provisions of the charter regarding the ownership of shares of common stock in excess of the Ownership Limit and similar limitations imposed with respect to our preferred stock, the holders of our common stock are entitled to such distributions as may be declared from time to time by our board of directors from funds available therefor. We currently make quarterly distributions.

  Under Maryland law, stockholders generally are not liable for our debts or obligations. If National Golf Properties is liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, the holder of each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, our debts and liabilities, including debts and liabilities arising out of our status as general partner of National Golf Operating Partnership.

  Subject to the provisions of our charter regarding the ownership of shares of common stock in excess of the Ownership Limit and similar limitations imposed with respect to preferred stock, all shares of our common stock have equal distribution, liquidation and voting rights. Holders of our common stock have no conversion, exchange, sinking fund, preference, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.


  Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage is set forth in the corporation's charter. Under the Maryland General Corporation Law, the term "substantially all of its assets" is not defined and is, therefore, subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Our charter does not provide for a lesser percentage in any such situation.

  Our charter authorizes our board of directors to reclassify any unissued shares of capital stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Preferred Stock

  We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors. Prior to the issuance of shares of each series, our board of directors is required by the Maryland General Corporation Law and our charter to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as permitted by Maryland law. Because our board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of common stock.

8% Series A Cumulative Redeemable Preferred Stock

  Our board of directors has designated 1,500,000 of our preferred stock as Series A Preferred Stock. No shares of Series A Preferred Stock are currently outstanding, but upon issuance, the holders of such shares will have the rights and preferences described below.

 General

  Holders of Series A Preferred Stock will be entitled to receive cumulative preferential distributions from the date of issue, payable on or before the 15th of February, May, August, and November of each year, in cash, at the rate per annum of 8% of the $50.00 liquidation preference per share. These distributions will be paid when due in preference to any payment made on any other classes of our capital stock or other equity securities, other than any class or series of our equity securities expressly designated as ranking on a parity with or senior to the Series A Preferred Stock. The cumulative preferential distributions paid in respect of Series A Preferred Stock will include any accrued but unpaid distributions in respect of Series A Preferred Units at the time that such units are exchanged for shares of Series A Preferred Stock. The right of a holder of Series A Preferred Stock to receive cumulative preferential distributions means that, unless each of those quarterly distributions is paid in full, we cannot make any distributions on our common stock until we pay to the holders of Series A Preferred Stock the currently required distribution and all previously missed distributions.

 Redemption

  The Series A Preferred Stock may be redeemed, at our option, on and after March 4, 2003, in whole or in part from time to time, at a redemption price payable in cash equal to $50.00 per share, plus any accrued but unpaid dividends to the date of redemption. The redemption price of the Series A Preferred Stock, other than the portion thereof consisting of accumulated but unpaid dividends, will be payable solely out of the sale proceeds of our capital stock and from no other source.

 Limited Voting Rights

  Except as described below or as otherwise required by applicable law, holders of Series A Preferred Stock will have no voting rights as our stockholders. However, if we fail to make full distributions on any Series A Preferred Stock on a timely basis with respect to any six quarterly distribution periods, regardless of whether consecutive, the holders of such stock and any other class or series of parity preferred stock will have the right to elect two additional directors to our board of directors until all distributions in arrears and distributions for the then current quarter have been paid in full. In addition, without the consent of two-thirds of the holders of the Series A Preferred Stock then outstanding, we may not:

  . designate, authorize or issue shares of any class of equity securities ranking prior to the Series A Preferred Stock with respect to distributions or rights upon liquidation, dissolution, or winding-up;

  . designate, authorize or issue shares of any class of equity securities ranking equal to the Series A Preferred Stock with respect to distributions or rights upon liquidation, dissolution, or winding-up, if such securities are issued to our affiliates;

  . consolidate or merge with or into, or sell substantially all of our assets to, any corporation or other entity, unless the Series A Preferred Stock remains outstanding on the same terms or is otherwise substituted for by other preferred stock with substantially similar terms; or

  . amend or repeal the provisions of our charter or bylaws, whether by consolidation, merger or otherwise, in a manner that adversely affects the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock, unless the Series A Preferred Stock remains outstanding on the same terms or are otherwise substituted for other interests with substantially similar terms.

 Liquidation Preference

  Each share of Series A Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued but unpaid distributions, in preference to any other class or series of our capital stock.

Capital Gain Dividends

  As to any holder of our capital stock, if we designate any portion of a dividend as a "capital gain dividend," the holder's share of the capital gain dividend will be an amount that bears the same ratio to the total amount of dividends paid to the holder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year. For purposes of this calculation, the amounts of dividends paid to stockholders will be as determined for United States federal income tax purposes.

Ownership by David G. Price and Dallas P. Price

  As of January 1, 1999, David G. Price may be deemed to beneficially own 354,938 shares of our common stock and 3,589,292 common units of National Golf Operating Partnership that are exchangeable for shares of common stock at an exchange ratio of one common unit for each share of common stock, subject to the Ownership Limit and restrictions on the number of common units that can be exchanged in a twelve-month period. Similarly, Dallas P. Price, Mr. Price's former wife, may be deemed to beneficially own 354,737 shares of common stock and 3,589,293 common units (with similar exchange rights). Assuming Mr. Price and Mrs. Price could immediately exchange all such common units for shares of common stock without regard to the Ownership Limit and the limit on the number of common units that can be exchanged in a twelve-month period, each of Mr. Price and Mrs. Price might be deemed to beneficially own approximately 24.5% of our outstanding common stock.

  Under our charter, however, each of Mr. Price and Mrs. Price is prohibited from owning, in the aggregate, more than 9.8% of the outstanding shares of our common stock. In order for Mr. Price or Mrs. Price to be able to exercise his or her right to exchange common units for shares of common stock in excess of the Ownership Limit, our board of directors would have to waive the Ownership Limit. Although our board of directors generally is permitted under our charter to waive the Ownership Limit with respect to individual stockholders, given Mr. Price's and Mrs. Price's current ownership levels, the board of directors would not be permitted to waive the Ownership Limit with respect to either Mr. Price or Mrs. Price. However, upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote in the election of directors, our stockholders could amend our charter to eliminate the Ownership Limit.

Restrictions on Ownership and Transfer

 Internal Revenue Code Requirements

  To maintain our tax status as a REIT, five or fewer individuals (as defined in the Code to include certain entities) may not own, actually or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity actually or constructively owns our capital stock under this requirement. Additionally, at least 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year. Also, rent from Related Party Tenants (as defined below under "Federal Income Tax Considerations--Taxation of National Golf Properties-- Income Tests" on page 34) is not qualifying income for purposes of the gross income tests of the Code. To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

 Transfer Restrictions in Charter

  Subject to exceptions specified in our charter, no holder may own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8%, by number or value, whichever is more restrictive, of the outstanding shares of common stock. Also, the ownership limit relating to Series A Preferred Stock provides that, in general, no person or entity may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, Series A Preferred Stock which, taking into account any other capital stock of National Golf Properties actually or constructively owned by such person or entity, would cause such ownership to exceed 9.8%, by value, of our outstanding shares of capital stock.

  The constructive ownership rules are complex, and may cause shares of our capital stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the shares of our common stock, or the acquisition of shares of Series A Preferred Stock which, taking into account any other shares of our capital stock, results in an acquisition of less than 9.8% of our outstanding shares of capital stock, or the acquisition of an interest in an entity that actually or constructively owns our common stock or Series A Preferred Stock, by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock or capital stock and thus violate the ownership limits described above or as otherwise permitted by our board of directors. In addition, a violation of the ownership limit relating to the Series A Preferred Stock may occur as a result of a fluctuation in the relative value of such stock and the common stock, even absent a transfer or other change in actual or constructive ownership of such stock.

  Our board of directors may, but in no event will be required to, waive the ownership limits described above with respect to a particular stockholder if it determines that such ownership will not jeopardize our status as a REIT and our board of directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status.

  In addition to the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our capital stock if:

  . more than 50% in value of our outstanding capital stock would be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals, as defined in the Code to include certain entities,

  . our capital stock would be beneficially owned by less than 100 persons, determined without reference to any rules of attribution, or

  .  we would fail to qualify as a REIT.

  Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

 Effect of Violation of Transfer Restrictions

  If any attempted transfer of our capital stock or any other event would otherwise result in any person violating the ownership limits described above, unless otherwise permitted by our board of directors, then any such purported transfer will be void and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable ownership limit and such transferee shall acquire no right or interest in the excess shares. In the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares shall cease to own any right or interest in the excess shares.

  Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable ownership limit or as otherwise permitted by our board of directors, and distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares. The trustee of the trust shall be designated by us and be unaffiliated with us and any prohibited transferee or owner.

  In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of such event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, will be distributed to the charitable organization selected by us as beneficiary of the trust. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for such beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares.

  Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority, at the trustee's sole discretion, (i) to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that such shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the beneficiary of the trust. In the event that the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the Board of Directors, then our charter provides that the transfer of the excess shares will be void.

  If shares of capital stock which would cause us to be beneficially owned by fewer than 100 persons are transferred to any person, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

  If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition. These actions include but are not limited to authorizing us to repurchase stock, refusing to give effect to such ownership or acquisition on our books, or instituting proceedings to enjoin such ownership or acquisition.

  All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

  All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending on the number of record holders of shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

  These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

  ChaseMellon Shareholder Services is the transfer agent and registrar for our shares of common stock.

                             PARTNERSHIP AGREEMENT

  The following summary of the partnership agreement for the National Golf Operating Partnership, including the descriptions of certain provisions set forth elsewhere in this prospectus, is qualified in its entirety by reference to the partnership agreement.

Management

  National Golf Operating Partnership is a Delaware limited partnership. Generally, pursuant to the partnership agreement, we, as the sole general partner of National Golf Operating Partnership, have full, exclusive and complete responsibility and discretion in the management and control of National Golf Operating Partnership, including the ability to cause it to enter into certain major transactions such as acquisitions, dispositions, refinancings and selection of golf course operators and to cause changes in its line of business and distribution policies. The limited partners of National Golf Operating Partnership own both common partnership interests and preferred partnership interests. As of January 1, 1999, National Golf Operating Partnership has 21,078,569 common units issued and outstanding, of which 8,738,394 common units are held by limited partners, and 1,500,000 preferred units issued and outstanding, all of which are designated as Series A Preferred Units. The limited partners holding common units and Series A Preferred Units have no authority to transact business for National Golf Operating Partnership or participate in its management activities, except in limited circumstances described below and as required by applicable law.

  The consent of the holders of a majority of the outstanding common units held by limited partners is required with respect to the following extraordinary actions involving National Golf Operating Partnership:

  . the amendment, modification or termination of the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners;

  . a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any assets;

  . the institution of any proceeding for bankruptcy of National Golf Operating Partnership;

  . the transfer of any general partnership interests in National Golf Operating Partnership, including through any merger, consolidation or liquidation of National Golf Properties, subject to certain exceptions; and

  . the admission of any additional or substitute general partners in National Golf Operating Partnership.

  Notwithstanding the foregoing approval rights, we, acting as general partner, may amend the partnership agreement for the following purposes without obtaining limited partner consent:

  . to add to the obligations of the general partner or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

  . to reflect the issuance of additional partnership interests in exchange for capital contributions of cash or property or in respect of options and restricted stock issued under stock incentive plans of the general partner;

  . to reflect inconsequential changes, cure ambiguities and make other changes not inconsistent with law or the provisions of the partnership agreement;

  . to satisfy any requirements, conditions or guidelines contained in any governmental order or required by law;

  . to reflect changes that are reasonably necessary for us to maintain our status as a REIT; and

  .  to modify the manner in which "capital accounts" are computed.

  Without the consent of each limited partner holding common units or preferred units that is adversely affected, we, acting as general partner, may not:

  . convert the holder's limited partnership interest in National Golf Operating Partnership into a general partnership interest, unless as a result of the general partner acquiring such interest;

  .  modify the limited liability of such holder;

  .  alter the rights of such holder to receive distributions;

  .  alter the redemption or exchange or put rights of such holder; or

  . cause the partnership to be terminated prior to December 31, 2092 or as otherwise permitted by the dissolution provisions of the partnership agreement.

  In addition, until such time as we own 85% or more of all partnership interests in National Golf Operating Partnership, the consent of the holders of a majority of the common units held by limited partners also will be required with respect to the dissolution of National Golf Operating Partnership, the sale or other transfer of all or substantially all of its assets and certain mergers and business combinations resulting in the complete disposition of all common partnership interests in National Golf Operating Partnership held by limited partners. The holders of Series A Preferred Units also have certain limited approval rights which could affect management of National Golf Operating Partnership. See "--8% Series A Cumulative Redeemable Preferred Units--Limited Approval Rights."

Transferability of Interests

  The partnership agreement provides that limited partners holding common units or preferred units may transfer their partnership interests in National Golf Operating Partnership subject to limitations which are summarized below.

 Transfer Restrictions Applicable to Common Units

  Other than transfers to us or affiliates of David G. Price, pledges securing loans made by financial institutions or transfers by gift or upon death to family, limited partners holding common units:

  . must first offer their common units to us on the terms and for the consideration specified by the limited partner;

  . may only transfer their common units in any one transfer to a single purchaser who is an accredited investor within the meaning of Regulation D under the Securities Act;

  . must transfer a minimum of the lesser of (a) the greater of 50,000 common units or one-third of the original amount of common units they and their affiliates received or (b) all of the common units held by the limited partners and their affiliates at the time of transfer;

  . may transfer such common units only if the proposed transferee agrees, subject to the Ownership Limit with respect to shares of common stock, to exchange the common units into shares of our common stock within six months after the transfer or as soon thereafter as possible; and

  . may transfer such common units subject to the limitation that the transferee of common units will not be permitted to effect any further transfer of the common units, other than to its own affiliates, affiliates of Mr. Price or to us.

 Transfer Restrictions Applicable to Series A Preferred Units

  Transfers of Series A Preferred Units are subject to the following restrictions in the partnership agreement, which do not apply to common units:

  . No transfer is permitted without the consent of the general partner, which consent generally may be given or withheld in its sole and absolute discretion, if such transfer would result in all outstanding Series A Preferred Units being held by more than four limited partners; and

  . No transfer may be made to any person if such transfer would require the exchange of Series A Preferred Units for Series A Preferred Stock to be registered under the Securities Act or any state securities laws.

 Transfer Restrictions Applicable to Common Units and Series A Preferred Units

  The partnership agreement imposes the following additional transfer restrictions which are applicable to both common units and Series A Preferred
Units:

  . The transferee of any transfer of common units or Series A Preferred Units must assume all of the obligations of the transferor under the partnership agreement;

  . The general partner may prohibit any transfer otherwise permitted under the partnership agreement if such transfer would require the filing of a registration statement under the Securities Act by National Golf Operating Partnership or would otherwise violate any applicable federal or state securities laws;

  . No transfer may be made to any person if such transfer could result in National Golf Operating Partnership being treated as an association taxable as a corporation or such transfer is affected through an "established securities market" or a "secondary market" within the meaning of Section 7704 of the Code;

  . No transfer may be made to a lender of National Golf Operating Partnership or any person related to such a lender whose loan constitutes "nonrecourse liability" within the meaning of the Code, without the consent of the general partner, for its sole and absolute discretion;

  . Transfers may be made only as of the first day of a fiscal quarter of National Golf Operating Partnership, unless the general partner otherwise consents, which shall not be unreasonably withheld; and

  . No transfer may be made (a) to any person or entity who lacks the legal right, power or capacity to own a partnership interest; (b) in violation of applicable law; (c) of any component portion of a unit of partnership interest; (d) in the event such transfer would cause us to cease to be qualified as a REIT; or (e) if such transfer would cause National Golf Operating Partnership to lose certain tax benefits or become subject to certain tax regulations which are not currently applicable.

Issuance of Additional Partnership Interests

  As general partner of National Golf Operating Partnership, we have the ability to cause National Golf Operating Partnership to issue additional units of general and limited partnership interests, including preferred units. However, issuances of preferred units require unanimous approval of the limited partners holding common units. The limited partners holding common units also have preemptive rights to participate in issuances of new partnership interests for cash to the extent necessary to maintain their respective percentage interests in National Golf Operating Partnership.

Funding of Investments

  The partnership agreement provides that if National Golf Operating Partnership requires additional funds to pursue its investment objectives in excess of funds available to National Golf Operating Partnership from borrowings or capital contributions, we may fund such investments by raising additional equity capital and making a capital contribution to the National Golf Operating Partnership or by borrowing such funds and lending the net proceeds thereof to National Golf Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. If we fund an investment as a capital contribution in exchange for units of general partnership interest, the limited partners holding common units will have the right to participate in such funding on a pro rata basis. In the event that such limited partners do not participate in such funding, our partnership interest in the National Golf Operating Partnership will be increased based upon the amount of such additional capital contributions and the value of National Golf Operating Partnership at the time of such contributions.

Tax Matters

  Pursuant to the partnership agreement, National Golf Properties is the tax matters partner of National Golf Operating Partnership. The tax matters partner of a partnership is the partner which serves as the partnership's representative in most tax matters. For example, as the tax matters partner, we typically have the authority to file tax returns and make elections for the partnership, conduct partnership audits, file refund claims on behalf of the partnership and settle partnership adjustments. In addition, as the tax matters partner, we will receive notices and other information from the Internal Revenue Service. The designation of National Golf Properties as the tax matters partner of National Golf Operating Partnership is not directly relevant to our tax status as a REIT.

  The net income of National Golf Operating Partnership generally will be allocated as follows:

  . First, to the partners to offset any net losses previously allocated to them;

  . Second, to the holders of Series A Preferred Units in an amount equal to an 8% per annum cumulative return on the stated value of $50 per Series A Preferred Unit; and

  . Thereafter, to National Golf Properties and the holders of common units in accordance with their respective percentage interests in the common units.

  The net loss of National Golf Operating Partnership will generally be allocated as follows:

  . First, to National Golf Properties and the holders of common units in accordance with their respective percentage interests in the common units until their adjusted capital accounts are equal to zero;

  . Second, to the holders of Series A Preferred Units until their adjusted capital accounts are equal to zero; and

  .  Thereafter, to National Golf Properties.

  Each of the allocation provisions described above is subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder. See "Federal Income Tax Considerations--Tax Aspects of the Partnerships" on page 37.

Operations

  The partnership agreement requires that National Golf Operating Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability. The partnership agreement provides that the net operating cash revenues of National Golf Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time, and at least quarterly, pro rata in accordance with the partners' respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units. Our management determines the precise amount to be distributed each quarter by National Golf Operating Partnership based on a financial analysis of net operating cash revenues, and net sales, refinancing proceeds and proposed appropriate cash reserves. Our board of directors reviews and makes the final determination of the amount of dividends we distribute to our stockholders. Pursuant to the partnership agreement, National Golf Operating Partnership assumes and pays when due, or reimburses us for payment of, all costs and expenses that we incur for the benefit of or relating to its ownership and operation.

Term

  The partnership agreement provides that National Golf Operating Partnership will continue in full force and effect until December 31, 2092 or until sooner dissolved by us with the consent of the holders of a majority of the common units held by limited partners. National Golf Operating Partnership also will dissolve if:

  .  it sells substantially all of its assets and properties;

  .  it is dissolved by judicial order;

  .  National Golf Properties becomes bankrupt; or

  . all of the common units and preferred units have been exchanged for common stock or put to National Golf Properties for cash.

8% Series A Cumulative Redeemable Preferred Units

  National Golf Operating Partnership has 1,500,000 units of preferred limited partnership interests designated as Series A Preferred Units, all of which have been issued and are outstanding. The holders of the Series A Preferred Units have the rights and preferences described below.

 General

  Holders of Series A Preferred Units are entitled to receive cumulative preferential distributions from the date of issue, payable on or before the 15th of February, May, August and November of each year, in cash, at the rate per annum of 8% of the original capital contribution per Series A Preferred Unit. These distributions will be paid when due in preference to any payment made on any other classes of partnership interests of National Golf Operating Partnership, other than any future class or series of partnership interests of National Golf Operating Partnership expressly designated as ranking on a parity with or senior to the Series A Preferred Units. No current class or series of partnership interests of National Golf Operating Partnership ranks in parity with, or is senior to, the Series A Preferred Units. The right of holders of Series A Preferred Units to receive cumulative preferential distributions means that, unless each of those quarterly distributions is paid in full, National Golf Operating Partnership cannot make any distributions on common units until it pays to the holders of Series A Preferred Units the currently required distribution and all previously missed distributions.

 Exchange Rights

  The Series A Preferred Units are exchangeable in whole at any time on or after March 4, 2008, at the option of the majority of the holders of the Series A Preferred Units, on a one for one basis for our shares of Series A Preferred Stock. In addition, the Series A Preferred Units are exchangeable in whole at the option of the majority of the holders of the Series A Preferred Units if:


  . National Golf Operating Partnership has failed to make full distributions on any Series A Preferred Unit with respect to six prior quarterly distribution periods; or

  . we or one of our subsidiaries, or any successor general partner to us, takes the position, and the holder or holders receive an opinion of independent counsel, that National Golf Operating Partnership likely is or upon the happening of a certain event likely will be a publicly traded partnership within the meaning of Section 7704 of the Code.

  A partnership will be classified as a "publicly traded partnership" if interests in such partnership are traded on an established securities market or are readily tradable on a secondary market or its substantial equivalent. National Golf Operating Partnership does not currently, and presently does not intend to, list its interests on an exchange. In addition, there are safe harbors which, if met, would prevent a partnership from being classified as a publicly traded partnership. We believe that National Golf Operating Partnership is currently within these safe harbor provisions and will continue to be so in the future. As a result, we do not expect National Golf Operating Partnership to become a publicly traded partnership.

  The Series A Preferred Units also are exchangeable on or after March 4, 2001, if the holders deliver to us either a private letter ruling or an opinion of counsel stating than an exchange at such time would not cause the Series A Preferred Units to be considered "stock and securities" within the meaning of
Section 351(e) of the Code for purposes of determining whether the holder of such Series A Preferred Units is an "investment company" under Section 721(b) of the Code. However, in lieu of an exchange for Series A Preferred Stock, we may elect to cause National Golf Operating Partnership to redeem such Series A Preferred Units for cash in an amount equal to the original capital account balance of such Series A Preferred Units plus all accrued and unpaid distributions to the date of redemption.

 Redemption

  The Series A Preferred Units may be redeemed, at National Golf Operating Partnership's option, on and after March 4, 2003, in whole or in part or from time to time, at a redemption price payable in cash equal to the capital account balance of the holder of the Series A Preferred Units being redeemed, provided that such amount shall not be less than $50.00 per Series A Preferred Unit, plus any accrued but unpaid distributions to the date of redemption. The redemption price of the Series A Preferred Units, other than the portion thereof consisting of accumulated but unpaid distributions, will be payable solely out of the sale proceeds of capital stock of the Company or interests in National Golf Operating Partnership and from no other source. National Golf Operating Partnership may not redeem fewer than all of the Series A Preferred Units unless all accumulated and unpaid distributions have been paid on all Series A Preferred Units for all quarterly distribution periods terminating on or prior to the date of redemption.

 Limited Approval Rights

  Except as described below or as otherwise required by applicable law, the holders of Series A Preferred Units have no voting rights with respect to National Golf Operating Partnership. Without the consent of two-thirds of the holders of the Series A Preferred Units then outstanding, National Golf Operating Partnership may not:

  . designate, authorize or issue partnership interests ranking senior to the Series A Preferred Units with respect to distributions or rights upon liquidation, dissolution, or winding-up;

  . designate, authorize or issue partnership interests ranking equal to the Series A Preferred Units with respect to distributions or rights upon liquidation, dissolution, or winding-up, if such securities are issued to an affiliate of National Golf Operating Partnership other than to us in connection with issuing a corresponding number of shares of preferred stock to persons who are not affiliates of National Golf Operating Partnership;

  . consolidate or merge with or into, or sell substantially all of its assets to, any corporation or other entity, unless the Series A Preferred Units remain outstanding on the same terms or are otherwise substituted for other interests with substantially similar terms; or

  . amend or repeal the provisions of the partnership agreement to adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units, unless the Series A Preferred Units are otherwise substituted for other interests with substantially similar terms.


 Liquidation Preference

  The distribution and income allocation provisions of the partnership agreement have the effect of providing each holder of a Series A Preferred Unit with a liquidation preference equal to such holder's capital contributions (provided that such amount is not less than $50.00 per Series A Preferred
Unit), plus any accrued but unpaid distributions, in preference to any other existing class or series of partnership interest of National Golf Operating Partnership.

Indemnification

  The partnership agreement provides that National Golf Operating Partnership will indemnify us and our officers and directors. Our liability to National Golf Operating Partnership and its partners is limited for losses sustained, liabilities incurred or benefits not derived as a result of good faith errors, mistakes of fact or law, or acts or omissions. See "Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Limitation of Liability and Indemnification."

Exchange and Cash Option Rights

 Exchange Rights

  Each holder of common units desiring to exchange common units for shares of common stock may exchange in any twelve-month period ending on August 18 up to the greater of 75,000 common units or one-third of the common units owned by such holder and certain related persons as of August 18, 1993, less the number of common units put to us by such holder and related persons in exchange for cash during such twelve-month period. As of the date of this prospectus, the limited partners collectively own 8,738,394 common units. Common units will be exchanged for shares of common stock on a one-for-one basis. Common units that are acquired by us pursuant to the exercise of these exchange rights will be converted automatically into units of general partnership interest in National Golf Operating Partnership.

  To effect an exchange, a holder of common units must deliver to us a notice of exchange. A tendering holder shall have the right to receive, on the day we receive the notice of exchange, a like number of shares of common stock, which shall be delivered as duly authorized, validly issued, fully paid and nonassessable shares. Such shares shall be free of any pledge, lien, encumbrance or restriction, other than those provided in our charter and bylaws, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such shares of common stock entered into by the tendering holder.

  The exercise of these exchange rights is subject to:

  . the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

  .  each exchange having a value of not less than a specified amount; and

  . the satisfaction of the Ownership Limit after giving effect to the conversion.

 Cash Option Rights

  Each holder of common units also may exercise once in each twelve-month period ending on August 18 cash option rights to sell to us for cash up to one-third of the number of common units owned by such holder and certain related persons as of August 18, 1993, less the number of common units exchanged by such holder and related persons for shares of common stock during such twelve-month period. Common units that are acquired by us as a result of the exercise of these cash option rights will be converted automatically into units of general partnership interest in National Golf Operating Partnership.

  Upon the exercise of these cash option rights, we will have the option to pay for such common units with available cash or borrowed funds or out of the proceeds of a registered offering of newly issued shares of common stock. The price payable will be equal to the fair market value of the common units being put, based on the market value of a like number of common shares. However, if we elect to pay for such common units with the proceeds of a registered offering of newly issued shares of common stock, the purchase price for such common units will be reduced by any decrease in the price of the common stock that occurs between the exercise date and the pricing of common stock being sold pursuant to the registered offering and certain costs of the offering (including underwriting discounts and commissions). The limited partners thus will bear the risk of any such reduction, subject to certain withdrawal rights. Any proceeds in excess of the purchase price will be for our sole benefit.

                         CERTAIN PROVISIONS OF MARYLAND
                    LAW AND THE COMPANY'S CHARTER AND BYLAWS

  The following paragraphs summarize certain provisions of Maryland law and our charter and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws (copies of which are attached as exhibits to our Current Report on Form 8-K dated August 31, 1995). See "Where You Can Find More Information" on page 48.

Size and Classification of the Board Of Directors

  Under our bylaws, the number of our directors may be established by the Board of Directors. However, this number may not be fewer than the minimum number required under Maryland law (which under most circumstances is three directors) nor more than eleven. Our board of directors currently has seven directors. Most vacancies will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority vote of the remaining directors. A vacancy resulting from an increase in the number of directors will be filled by a majority vote of the entire board of directors. Our charter provides for a staggered Board of Directors comprised of three classes as nearly equal in size as possible. Each class holds office until the third annual meeting for selection of directors following the election of such class. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies.

  The classified director provision may make the replacement of incumbent directors more time consuming and difficult. This could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. A change in a majority of our board of directors will generally require at least two annual meetings of stockholders, instead of one. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of common stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting and the holders of the remaining shares of common stock will not be able to elect any directors.

  David G. Price contractually has the right to designate one less than a majority of our board of directors, subject to certain conditions which currently are satisfied. These director designation rights will make it further difficult for a third party to effect a change of control of National Golf Properties. See "Risk Factors--Certain Directors and Significant Stockholders Have Great Influence Over the Company."

Removal of Directors

  Under Maryland law, the stockholders may remove any director with or without cause by a majority vote of all outstanding shares entitled to be cast for the election of directors. There are three statutory exceptions to the right of stockholders to remove directors without cause:

  . Unless the charter provides otherwise, if the stockholders of any class of outstanding shares are entitled separately to elect one or more directors, a director elected by such class may not be removed without cause except by a majority vote of all of the votes of such class.

  . Unless the charter provides otherwise, if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or if there is more than one class of directors, at an election of the class of directors of which he is a member. We do not have cumulative voting for the election of directors and thus this exception is not currently applicable to our directors.

  . If the directors have been divided into classes, a director may not be removed without cause. Our charter provides for three classes of directors, and accordingly, our directors may not be removed without cause.

Maryland law does not define the term "cause" and thus the term "cause" will be subject to judicial interpretation and review in the context of the facts and circumstances of each situation in which stockholders may endeavor to remove any director.

Corporate Governance

  Transactions involving us and affiliates of David G. Price, such as the negotiation, enforcement and renegotiation of leases, the selection of operators for acquired golf courses and consideration of our right of first refusal to purchase common units from the holders thereof pursuant to the partnership agreement, will require the approval of the Independent Committee of our Board of Directors. Certain other significant actions of our board of directors will require the approval of a minimum of five directors, including:


  . a transaction involving a "change of control" of National Golf Properties or National Golf Operating Partnership;

  . amendments to our charter or bylaws (except for such amendments as may be necessary to maintain our status as a REIT);

  .  any waiver or modification of the Ownership Limit;

  . issuance of securities or rights with certain special voting or other rights; and

  . acquisitions, dispositions or financings of assets by us or National Golf Operating Partnership in excess of 25% of our total market capitalization, which is comprised of issued and outstanding shares of common stock and common units exchangeable for shares of common stock without regard to the Ownership Limit and total debt, whether by merger, purchase, sale or otherwise.

  A change of control of National Golf Properties or National Golf Operating Partnership will be deemed to have occurred if a person or group acquires 20% or more of the combined voting power of the Company or the Operating Partnership, as the case may be. A change of control of National Golf Properties or National Golf Operating Partnership involving an interested stockholder under Section 3-601(j) of the Maryland General Corporation Law or any transaction requiring such approval under such law or applicable rules of the NYSE would require stockholder approval.

  Any amendment to our charter requires the approval of our stockholders. Our Board of Directors has the authority to terminate our status as a REIT without obtaining stockholder approval. In addition, any transfer of our general partnership interest in National Golf Operating Partnership, including through any merger, consolidation or liquidation of National Golf Properties would require approval of the holders of a majority of the outstanding common units held by limited partners.

Business Combinations

  Under Maryland law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as:

  . any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation's shares; or

  . an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  . 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  . two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price (as defined under Maryland law) for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from these provisions of Maryland law any business combination with David G. Price and his affiliates. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of Maryland law.

  The business combination statute may discourage others from acquiring us and increase the difficulty of consummating any offer.

Control Share Acquisitions

  Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  .  one-fifth or more, but less than one-third of all voting power;

  .  one-third or more, but less than a majority of all voting power; or

  .  a majority or more of all voting power.

  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" generally means the acquisition of control shares.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any stockholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then unless the charter or bylaws of the corporation provide otherwise, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value. Our charter and bylaws do not limit or restrict our right to redeem control shares in instances where voting rights are not approved at a meeting of stockholders or the acquiring person does not deliver an acquiring person's statement as required by statute. Fair value is determined without regard to the absence of voting rights for control shares as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved.

  If, before a control share acquisition, voting rights for the control shares to be acquired in such control share acquisition are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders of the corporation shall have the rights of objecting stockholders under Maryland law to demand and receive from the corporation payment of the fair value of such stockholder's stock. The fair value of the stock of a stockholder exercising the rights of objecting stockholders in such instance may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of rights of objecting stockholders do not apply where such rights of objecting stockholders become exercisable as a result of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.


  Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of stock by David G. Price, his heirs or his estate, or any trust, all the beneficiaries of which consist of Mr. Price's heirs, and any affiliates or associates, both as defined under Maryland law, of Mr. Price, his heirs, his estate or any trust, all the beneficiaries of which are the heirs of Mr. Price. For purposes of this exemption, an associate of any specified person is:

  . any corporation, partnership or other entity of which such person is an officer, director or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation, partnership or other entity;

  . any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity;

  . any relative or spouse of such person, or any relative of such person's spouse, who has the same home as such person or who is one of our officers or directors or an officer or director of any of our affiliates; or

  . a person that directly or indirectly controls, or is controlled by, the specified person or is acting or intends to act jointly or in concert with the specified person. The phrase "acting or intends to act jointly or in concert" is not defined under Maryland law and is, therefore, subject to judicial interpretation and review in the context of the facts and circumstances of each situation involving a control share acquisition.

  Our board of directors may amend or eliminate this provision of our bylaws at any time in the future.

Amendment to the Charter

  Our charter states that it may be amended in the manner set forth under Maryland law, which provides that a charter may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Dissolution of the Company

  Under Maryland law, we may be dissolved by:

  . the majority vote of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at any annual or special meeting of stockholders; and

  . upon proper notice, the affirmative vote of the holders of two-thirds of stock outstanding and entitled to vote.

Advance Notice of Director Nominations and New Business

  Our bylaws provide that nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting of stockholders may be made only:

  .  pursuant to the notice of the meeting;

  .  by or at the direction of our board of directors; or

  . by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws.

  Our bylaws also provide that only the business specified in the notice of the meeting may be brought before a special meeting of stockholders.

  In general, for notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice from a stockholder must be received by us not less than 50 days nor more than 75 days prior to the annual meeting, subject to certain exceptions.

  The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action, this advance notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Limitation of Liability and Indemnification

  Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. However, the charter of a Maryland corporation may not include any provision which limits the liability of its officers and directors to the corporation or its stockholders for the amount of any improper benefit or profit in money, property or services which may be received by an officer or director, provided that it is proved that such officer or director actually received such improper benefit or profit. In addition, the charter of a Maryland corporation may not include a provision limiting the liability of its officers and directors to the corporation and its stockholders for money damages where a judgment is entered against an officer or director in a proceeding based upon a finding that the action or failure to act on the part of such officer or director was the result of active and deliberate dishonesty and was material to the cause of action being decided in such proceeding.

  Our charter contains a provision which limits liability of directors and officers to the maximum extent permitted by Maryland law. This provision does not limit our ability or that of our stockholders to obtain equitable relief, such as an injunction or rescission.

  Our charter authorizes us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses before final disposition of a proceeding to any present or former director or officer from and against any claim or liability incurred by reason of his status as one of our present or former directors or officers. Our charter also provides that we may indemnify any other persons permitted but not required to be indemnified by Maryland law. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses before final disposition of a proceeding to:

  . any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity; or

  . any individual who, while one of our directors and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

Our bylaws also permit us to indemnify and advance expenses to any person who served one of our predecessors in any of the capacities described above and to any of our, or our predecessors', employees or agents.

  Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

  . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  . the director or officer actually received an improper personal benefit in money, property or services; or

  . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

  However, under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court orders indemnification. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

  It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

  The partnership agreement of National Golf Operating Partnership provides for indemnification of us and our officers and directors (as well as certain other persons designated by us) generally to the same extent as permitted by Maryland law for a corporation's officers and directors.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of material federal income tax considerations regarding National Golf Properties, National Golf Operating Partnership and the common stock we are registering is based on current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, our tax counsel, as to the material federal income tax considerations relevant to purchasers of our common stock. The tax treatment to holders of common stock will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to certain types of stockholders, subject to special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" on page 41 and "--Taxation of Non-U.S. Stockholders" on page 42. Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our common stock.

  The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that the tax considerations described herein will not be challenged by the IRS or sustained by a court if challenged by the IRS.


  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, (2) OUR ELECTION TO BE TAXED AS A REIT FOR FEDERAL INCOME TAX PURPOSES AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of National Golf Properties

 General

  We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify" on page 39.

  The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code, and these rules and these regulations.

  If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. We will be subject to federal income taxation, however, as follows:

  . We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

  . We may be subject to the "alternative minimum tax" on our items of tax preference.

  . If we have (a) net income from the sale or other disposition of "foreclosure property," which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

  . We will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

  . If we fail to satisfy the 75% or 95% gross income test, as described below, but have maintained our qualification as a REIT, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

  . We would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income from prior periods.

  . If we acquire any asset (a "Built-In Gain Asset") from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then under Treasury Regulations not yet promulgated we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the Built-In Gain. For this purpose, the term "Built-In Gain" means the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the Recognition Period. The results described in this paragraph with respect to the recognition of Built-In Gain assume that we will make an election pursuant to IRS Notice 88-19.

 Requirements for Qualification as a REIT

  The Code defines a REIT as a corporation, trust or association:

    (1) that is managed by one or more trustees or directors;

    (2) that issues transferable shares or transferable certificates to evidence beneficial ownership;

    (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

    (4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

    (5) that is beneficially owned by 100 or more persons;

    (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individual, as defined in the Code to include certain entities, during the last half of each taxable year; and

    (7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

  The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities generally are treated as individuals, subject to a "look-through" exception.

  We believe that we have satisfied conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer" on page 16. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "-- Failure to Qualify" on page 39.

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

 Ownership of a Partnership Interest

  In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of National Golf Operating Partnership (including National Golf Operating Partnership's share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the Federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships" on page 37. We have direct control of National Golf Operating Partnership and will continue to operate it consistent with the requirements for qualification as a REIT.

 Income Tests

  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, interest, or from certain types of temporary investments. Prohibited transactions are sales of property held primarily for sale to customers in the ordinary course of business. Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from the real property investments described above, or from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

  . the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales;

  . the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant");

  . if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

  . for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas.

  We do not and will not, and as general partner of National Golf Operating Partnership, will not permit National Golf Operating Partnership to:

  . charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

  .  rent any property to a Related Party Tenant;

  . derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

  . perform services considered to be rendered to the occupant of the property, other than such services within the 1% de minimis exception or through an independent contractor from whom we derive no revenue.

Notwithstanding the foregoing, we may have taken and may continue to take certain of the actions set forth above to the extent these actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

  If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

  . our failure to meet these tests was due to reasonable cause and not due to willful neglect;

  . we attach a schedule of the sources of our income to our federal income tax return; and

  . any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "-- Taxation of National Golf Properties--General" on page 32, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

 Prohibited Transaction Income

  Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by National Golf Operating Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. National Golf Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with National Golf Operating Partnership's investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

 Asset Tests

  At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, including as a result of an increase in our interests in National Golf Operating Partnership, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

 Annual Distribution Requirements

  To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (i) 95% of our "REIT taxable income" and (ii) 95% of our after tax net income, if any, from foreclosure property, minus (iii) the excess of the sum of certain items of noncash income over 5% of "REIT taxable income" as described above. Our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

  These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Except as provided in "--Taxation of the Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential--e.g., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the partnership agreement of National Golf Operating Partnership authorizes us, as general partner of National Golf Operating Partnership, to take such steps as may be necessary to cause National Golf Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

  We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. From time to time, however, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends.

  Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. In the case of distributions with declaration and record dates falling in the last three months of the calendar year, the distributions described in the preceding sentence must be made by the end of January immediately following such year. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Tax Aspects of the Partnerships

 General

  Substantially all of our investments will be held indirectly through National Golf Operating Partnership, Royal Golf, L.P. II ("Royal Golf"), a general partnership in which National Golf Operating Partnership owns an 89% interest as general partner, and Pumpkin Ridge Joint Venture ("Pumpkin Ridge," and, together with Royal Golf, the "Lower-Tier Partnerships"), a limited partnership in which National Golf Operating Partnership owns a 50% interest. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by National Golf Operating Partnership and the Lower-Tier Partnerships. See "--Taxation of National Golf Properties" on page 32.

 Entity Classification

  Our interests in National Golf Operating Partnership and the Lower-Tier Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of National Golf Operating Partnership or a Lower-Tier Partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If National Golf Operating Partnership or a Lower-Tier Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see "--Taxation of National Golf Properties-- Asset Tests" on page 36 and "--Income Tests" on page 34). This, in turn, would prevent us from qualifying as a REIT. See "--Failure to Qualify" on page 39 for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in National Golf Operating Partnership's or a Lower-Tier Partnership's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

  Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an "Eligible Entity") may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an Eligible Entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an Eligible Entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. National Golf Operating Partnership and each of the Lower-Tier Partnerships intend to claim classification as a partnership under the Final Regulations, and, as a result, we believe such partnerships will be classified as partnerships for federal income tax purposes.

 Partnership Allocations

  A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. National Golf Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations.

 Tax Allocations with Respect to the Properties

  Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value and the adjusted tax basis of the property at the time of contribution (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. National Golf Operating Partnership was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of National Golf Operating Partnership, additional appreciated property has been contributed to National Golf Operating Partnership in exchange for interests in National Golf Operating Partnership. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

  In general, limited partners of National Golf Operating Partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to the Book-Tax Difference will generally be allocated to the limited partners who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the time of contribution to National Golf Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of National Golf Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of National Golf Operating Partnership may cause us to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "--Taxation of National Golf Properties--Annual Distribution Requirements" on page 36.

  Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and National Golf Operating Partnership have determined to use the "traditional method" for accounting for Book-Tax Differences for the properties initially contributed to National Golf Operating Partnership and for certain assets acquired subsequently. We and National Golf Operating Partnership have not yet decided what method will be used to account for Book-Tax Differences for properties acquired by National Golf Operating Partnership in the future.

  Any property acquired by National Golf Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Code will not apply.

Failure to Qualify

  If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code applicable to REITs do not apply, we will be subject to tax, including any applicable alternative minimum tax and possibly increased state and local taxes, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Stockholders

  As used below, the term "U.S. Stockholder" means a holder of shares of common stock who is, for United States federal income tax purposes:

  .a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

 Distributions Generally

  Distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

  To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Stockholder. This treatment will reduce the adjusted tax basis which each U.S. Stockholder has in his shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. Stockholder's adjusted tax basis in his shares will be subject to tax as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

 Capital Gain Distributions

  Distributions that we properly designate as capital gain dividends will be subject to tax to our taxable U.S. Stockholders as gain, to the extent that such gain does not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion of the manner in which that portion of any dividends designated as capital gain dividends will be allocated among the holders of our preferred stock, if any, and common stock, see
 "Description of Capital Stock" on page 13.

 Passive Activity Losses and Investment Interest Limitations

  Distributions we make and gain arising from the sale or exchange by a U.S. Stockholder of our shares will not be treated as passive activity income. As a result, U.S. Stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

 Retention of Net Long-Term Capital Gains

  We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. Stockholder generally would:

  . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

  . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Stockholder's long-term capital gains;

  .  receive a credit or refund for the amount of tax deemed paid by it;

  . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  . in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Dispositions of Common Stock

  If you are a U.S. Stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset and will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. Stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

  We report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Stockholders" on page 42.

Taxation of Tax-Exempt Stockholders

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder, except certain tax-exempt stockholders described below, has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in a trade or business, dividend income from us will not be UBTI to a tax-exempt stockholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt stockholder has held its shares as "debt financed property" within the meaning of the Code or has used the shares in its trade or business. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

  For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" shall be treated as UBTI as to any trust which:

  .  is described in Section 401(a) of the Code;

  .  is tax-exempt under Section 501(a) of the Code; and

  .  holds more than 10%, by value, of the interests in the REIT.

  Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if:

  . it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  . either at least one such qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

  The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

  . the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to

  .  the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of the limitations on the transfer and ownership of stock contained in the charter, we are not and do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

  The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are not U.S. Stockholders ("Non-U.S. Stockholders"). In general, Non-U.S. Stockholders may be subject to special tax withholding requirements on distributions from National Golf Properties and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Stockholder's country. A Non-U.S. Stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with National Golf Properties in order to claim such treatment. Non-U.S. Stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of common stock, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, National Golf Properties.

Other Tax Consequences

  We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on an investment in our shares.

                              SELLING STOCKHOLDERS

  The following table lists the selling stockholders who may sell common stock with this prospectus. All of the shares of common stock offered by this prospectus are being offered by the selling stockholders for their own account and we will not receive any proceeds from the sales of such shares. The table identifies (a) the number of shares of common stock and the number of common units owned by each selling stockholder as of January 1, 1999, (b) the maximum number of shares of common stock represented by common units ("Exchange Shares") that may be sold by each selling stockholder with this prospectus, (c) the number of shares of common stock and the number of common units that would be owned by each selling stockholder after selling all the Exchange Shares offered by such selling stockholder pursuant to this prospectus, and (d) the resulting percentage of the outstanding shares of common stock that would be beneficially owned by each selling stockholder immediately after the offering. The selling stockholders may exchange all, some or none of their common units for shares of common stock, subject to restrictions on the number of common units that may be exchanged in a twelve-month period, and then may sell all, some or none of such shares. Accordingly, we cannot predict how many shares will be sold by the selling stockholders or that will be owned by the selling stockholders upon completion of the offering. The total number of Exchange Shares covered by this prospectus represents approximately 22.4% of the total shares of common stock outstanding as of January 1, 1999.

                                                                                                            Percentage of
                                                           Maximum Number                                 Outstanding Shares
                                                            of Exchange         Shares of       Common     of Common Stock
                             Shares Of                         Shares         Common Stock    Units After Beneficially Owned
          Name            Common Stock(1) Common Units(1)    Offered(2)     After Offering(3) Offering(3) After Offering(4)
          ----            --------------- ---------------  --------------   ----------------- ----------- ------------------
Dallas P. Price
 Trust(5)...............      354,737        3,244,627         551,475           354,737       2,693,152         2.7%
Oaks Christian High
 School.................            0        1,250,000(6)    1,250,000(6)              0               0           *
Joan P. Anawalt 1995
 Revocable Trust(7).....            0          248,517         248,517                 0               0           *
Supermarine Aviation,
 Ltd.(5)................            0          152,498         152,498                 0               0           *
Myreshan, Inc.(5).......            0          149,273         149,273                 0               0           *
Richard C. and Sheri L.
 Price(8)...............       44,000(9)        83,701          83,701            44,000(9)            0           *
Robert H. Williams......            0           75,003          75,003                 0               0
Joan P. Anawalt 1993
 Annuity Income
 Trust(8)...............            0           71,731          71,731                 0               0           *
BlackLake/Penasquitos, a
 California general
 partnership(5).........            0           24,844          24,844                 0               0           *
Joan P. Stewart Income
 Trust(7)...............            0           60,146          60,146                 0               0           *
Edward R. Sause(8)......      106,000(11)       55,550          55,550           106,000(11)           0         1.0%
Richard Bermudez........            0           30,361          30,361                 0               0           *
Ernest C. Burns.........            0           25,001          25,001                 0               0           *
Barbara M. Colton.......            0            8,930(12)       8,930(12)             0               0           *
American Golf
 Corporation(5).........            0            6,854           6,854                 0               0           *
RSJ Golf, Inc.(5).......            0            6,732           6,732                 0               0           *
                              -------        ---------       ---------           -------       ---------
  Total.................      504,737        5,493,768       2,800,616           504,737       2,693,152
                              =======        =========       =========           =======       =========

-------

 * Represents less than 1%.

 (1) Represents the total shares of common stock and common units owned by the selling stockholders as of January 1, 1999.

 (2) Represents the maximum number of shares of common stock issuable to each selling stockholder (other than the Dallas P. Price Trust) upon exchange of such holder's common units without regard to restrictions on the number of common units that may be exchanged in a one-year period. The shares of common stock issuable to the Dallas P. Price Trust under this prospectus represent less than the maximum number of shares that could be issued to such holder upon exchange of common units in a twelve-month period. The exchange of any common units also is subject to the Ownership Limit contained in our articles of incorporation, which prohibits the actual or constructive ownership of more than 9.8% of the outstanding shares of our common stock by any person.

 (3) Represents the total shares of common stock and common units owned by the selling stockholders immediately after completion of the offering. These numbers assume that each selling stockholder exchanges a number of common units equal to the number of Exchange Shares offered by such selling stockholder pursuant to this prospectus, without regard to limitations on the number of common units that can be exchanged in a twelve month period, and that the selling stockholder sells all such Exchange Shares.

 (4) Represents the percentage of the outstanding shares of common stock beneficially owned by each selling stockholder after giving effect to the sale of all the Exchange Shares offered by such selling stockholder pursuant to this prospectus. The percentage for each selling stockholder is calculated assuming that none of the other selling stockholders or other holders of common units convert their common units into Exchange Shares and that none of the other Exchange Shares offered by this prospectus are sold. For purposes of this prospectus, each selling stockholder is deemed to beneficially own all shares of common stock issuable to such selling stockholder within 60 days, including shares issued upon conversion of stock options and shares issued upon exchange of common units, without regard to the Ownership Limit.

 (5) Dallas P. Price is the sole trustee of the Dallas P. Price Trust, a revocable trust. Dallas P. Price is the former wife of David G. Price, Chairman of our Board of Directors. Supermarine Aviation, Ltd., Myreshan, Inc., Blacklake/Penasquitos, a California general partnership, AGC and RSJ Golf, Inc. may be deemed to be controlled by Mrs. Price and/or Mr. Price.


 (6) Oaks Christian High School, a non-profit organization, received all of its common units in separate contributions from David G. Price and Dallas P. Price on July 9, 1998. Pursuant to the terms of the partnership agreement for National Golf Operating Partnership, Oaks Christian High School agreed at the time of such transfers to exchange all such common units for shares of common stock within six months after the date of such transfers. It is expected that our board of directors will extend the date for such exchange.

 (7) Joan P. Anawalt is the sister of David G. Price, and is the sole trustee of the Joan P. Anawalt 1995 Revocable Trust, the Joan P. Anawalt 1993 Annuity Income Trust and the Joan P. Stewart Income Trust.

 (8) Richard C. Price is the former President of National Golf Properties. Sheri L. Price, his spouse, is the daughter of David G. Price and Dallas
     P. Price.

 (9) Excludes 24,844 common units owned by BlackLake/Penasquitos, a California general partnership, in which Richard C. Price owns a 10% interest.

(10) Edward R. Sause is a Director of National Golf Properties and the Executive Vice President--Finance & Corporate Services of American Golf. Mr. Sause previously served as Executive Vice President, Chief Financial Officer and Secretary of National Golf Properties until April 30, 1997.

(11) Includes 70,000 shares of common stock issuable upon exercise of options that presently are exercisable. Does not include 10,000 shares of common stock subject to options that are not exercisable within 60 days.

(12) One-half of Barbara M. Colton's common units currently are pledged to David G. Price and one-half of Mrs. Colton's common units are pledged to Dallas P. Price, in each case as security for separate loans made to Mrs. Colton by Mr. Price and Mrs. Price in their individual capacities. Each of Mr. Price and Mrs. Price has the right to exercise the exchange rights under the partnership agreement with respect to such common units.

                             PLAN OF DISTRIBUTION

  This prospectus relates to the possible offer and sale from time to time of up to 2,800,616 shares of common stock that may be issued to the selling stockholders upon exchange of their common units. We have registered the shares of common stock covered by this prospectus for sale to provide the selling stockholders with freely tradable securities, but registration of such shares of common stock does not necessarily mean that any of such shares will be offered or sold by the selling stockholders. We will not receive any proceeds from the offer and sale of shares of common stock by the selling stockholders.

  Selling stockholders that desire to sell shares covered by this prospectus will first have to exchange their common units for shares of common stock. Under the partnership agreement of National Golf Operating Partnership, limited partners may effect an exchange of their common units for common stock at any time at the option of the holder of such common units, subject to the holder's satisfaction of conditions set forth in the partnership agreement. These conditions are described under "Partnership Agreement--Exchange and Cash Option Rights--Exchange Rights" on page 25.

  Sales of the shares of our common stock may be made from time to time by the selling stockholders in one or more transactions on the NYSE or any other national securities exchange or automated quotation system on which our common stock is traded (which, subject to applicable law, may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades), in the over-the-counter market, in privately negotiated transactions or otherwise or in any combination of such transactions at market prices then prevailing, at prices related to the then current market price, at negotiated prices or at fixed prices. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus. The shares of our common stock covered by this prospectus may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Without limiting the generality of the foregoing, such shares of our common stock may be sold in one or more of the following types of transactions:

  . sales to underwriters who will acquire the shares of our common stock for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale;

  . block trades in which the broker-dealer so engaged will attempt to sell the shares of our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  .  exchange distributions in accordance with the rules of such exchanges;
     and

  .  transactions between sellers and purchasers without a broker-dealer.


   In effecting sales, brokers or dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in the resales.

  The selling stockholders and any dealers or agents that participate in the distribution of such shares may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of such shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

  In order to comply with certain state securities laws, if applicable, the shares of common stock covered by this prospectus will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

  In the event a selling stockholder engages an underwriter in connection with the sale of the shares of our common stock, to the extent required, a prospectus supplement will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

  Certain persons participating in the distribution of the shares of our common stock offered hereby may engage in transactions that stabilize the price of our common stock covered by this prospectus.

  The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of common stock in the market and to the activities of the selling stockholders.

                                 LEGAL MATTERS

  The legality of the issuance of the shares of common stock issuable upon exchange of common units will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain tax matters described under "Federal Income Tax Considerations" will be passed upon for us by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 of National Golf Properties, Inc. appearing in the Company's Annual Report on Form 10-K/A have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the report by PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before the termination of the offering of the shares made under this prospectus:

  . Report on Form 10-K for the fiscal year ended December 31, 1997, filed on February 10, 1998 (File Number 1-12246); and Report on Form 10-K/A for the fiscal year ended December 31, 1997, filed on September 2, 1998 and January 22, 1999 (File Number 1-12246).

  . Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998, filed on May 15, 1998 (File Number 1-12246), August 13, 1998 (File Number 1-12246) and November 12, 1998 (File Number 1-12246), respectively, and Report on Form 10-Q/A for the fiscal quarters ended March 31 and September 30, 1998, filed on September 2, 1998 (File Number 1-12246) and January 22, 1999 (File Number 1-12246), respectively.

  . Proxy Statement for Annual Meeting of Stockholders held on May 5, 1998, filed on March 31, 1998 (File Number 1-12246).

  . Current Report on Form 8-K dated March 4, 1998, filed on March 26, 1998 (File Number 1-12246).

  We will provide without charge to each person who requests it in writing a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to those documents (unless the exhibits are specifically incorporated by reference in the documents). You should direct requests for these copies to National Golf Properties, Inc., 2951 28th Street, Suite 3001, Santa Monica, California 90405, Attention: Investor Relations; telephone number (310) 664-4100.

  This prospectus is part of a registration statement we filed with the SEC. The prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

  In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources, performance of our golf course properties and result of operations. "Forward-looking statements" are projections, plans, objectives or assumptions about National Golf Properties. Forward-looking statements involve numerous risks and uncertainties. There can be no assurance that the events or circumstances reflected in these statements will actually occur.

  Our forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  .  defaults or non-renewal of leases,

  .  increased interest rates and operating costs,

  .  failure to obtain necessary outside financing,

  . difficulties in identifying properties to acquire and in effecting acquisitions,

  .  failure to successfully integrate acquired properties and operations,

  .  failure to qualify as a real estate investment trust under the Code,


  .  environmental uncertainties,

  .  risks related to natural disasters and financial market fluctuations.

  Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in this prospectus under the heading "Risk Factors" beginning on page 5. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  Set forth below is an estimate of the amount of fees and expenses to be incurred by National Golf Properties, Inc. (the "Registrant") in connection with the issuance and registration of the shares of common stock, par value $0.01 per share ("Common Stock") of the Registrant, under this Registration Statement. All amounts shown are estimates except the Securities and Exchange Commission (the "SEC") registration fee.

     SEC Registration Fee............................................. $ 21,263
     Printing Expenses................................................   50,000
     Legal Fees and Expenses..........................................  150,000
     Accounting Fees and Expenses.....................................   40,000
     Miscellaneous....................................................   10,000
                                                                       --------
         *Total....................................................... $271,263
                                                                       ========

--------
*All of the costs identified above will be paid by the Registrant.

Item 15. Indemnification of Directors and Officers.

  Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages. However, liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action may not be eliminated. Our charter contains a provision which eliminates liability of directors and officers to the maximum extent permitted by Maryland law. This provision does not limit our ability or that of our stockholders to obtain equitable relief, such as an injunction or rescission.

  Our charter authorizes us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses before final disposition of a proceeding to any present or former director or officer from and against any claim or liability incurred by reason of his status as one of our present or former directors or officers. Our charter also provides that we may indemnify any other persons permitted but not required to be indemnified by Maryland law. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses before final disposition of a proceeding to:

  . any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity; or

  . any individual who, while one of our directors and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

Our bylaws also permit us to indemnify and advance expenses to any person who served one of our predecessors in any of the capacities described above and to any of our (or our predecessors') employees or agents.

  Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

  . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  . the director or officer actually received an improper personal benefit in money, property or services; or

  . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court orders indemnification. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

  The partnership agreement of National Golf Operating Partnership also provides for indemnification of us, as general partner, and our directors and officers (as well as certain other persons designated by us) generally to the same extent as permitted by Maryland law for a corporation's officers and directors.

Item 16. Exhibits

      *1.1 --Purchase Agreement.
       3.1 --Articles of Incorporation of National Golf Properties, Inc.
             (incorporated by reference to Exhibit 3.1 to the Company's Current
             Report on Form 8-K dated August 31, 1995).
       3.2 --By-Laws of National Golf Properties, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-
             K dated August 31, 1995).
       4.1 --Specimen of certificate representing shares of Common Stock
             (incorporated by reference to Exhibit 3.3 to the Company's Report on Form 8-B dated December 29, 1995).
      *5.1 --Opinion of Ballard Spahr Andrews & Ingersoll, LLP, regarding the validity of the Common Stock being registered.
      *8.1 --Opinion of Latham & Watkins, Los Angeles, California, regarding certain federal income tax matters.
     *23.1 --Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of Exhibit 5.1).
     *23.2 --Consent of Latham & Watkins, Los Angeles, California (included as part of Exhibit 8.1).
      23.3 --Consent of PricewaterhouseCoopers LLP.
    **24.1 --Power of Attorney (included on signature page).

--------

 * To be filed by amendment.

** Previously filed.

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes:

  . To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. However, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information about the plan of distribution not previously disclosed in this registration statement or any material change to this information in this registration statement.

      However, subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this registration statement.

  . That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  . To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the provisions of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 22nd day of January, 1999.

                                          NATIONAL GOLF PROPERTIES, INC.

                                                  /s/ James M. Stanich
                                          By: _________________________________
                                                      James M. Stanich

                                               President (Principal Executive
                                                       Officer)


  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                  Date
             ---------                           -----                  ----
                 *                   Chairman of the Board of        January 22,
____________________________________  Directors                         1999
           David G. Price

      /s/ James M. Stanich           President and Director          January 22,
____________________________________                                    1999
          James M. Stanich

                 *                   Vice President -- Finance       January 22,
____________________________________  (Principal Financial              1999
           Neil M. Miller             Officer)

      /s/ William C. Regan           Vice President -- Controller    January 22,
____________________________________  and Treasurer                     1999
          William C. Regan

                 *                   Director                        January 22,
____________________________________                                    1999
         Richard A. Archer

                 *                   Director                        January 22,
____________________________________                                    1999
        John C. Cushman, III

                 *                   Director                        January 22,
____________________________________                                    1999
            Bruce Karatz

                 *                   Director                        January 22,
____________________________________                                    1999
          Charles S. Paul

                 *                   Director                        January 22,
____________________________________                                    1999
          Edward R. Sause


*By: /s/ William C. Regan
     _______________________________
     William C. Regan
     Attorney-in-Fact